02036974

FORM 6-K

RECD S.E.C.
MAY 2 1 2002
1086

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PE
5-1-02

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May 2002

Unibanco-Union of Brazilian Banks S.A.
(Translation of Registrant's Name Into English)

PROCESSED
MAY 24 2002
THOMSON
FINANCIAL

Av. Eusébio Matoso S.A.
05423-901 São Paulo-SP
Brazil
(Address of Principal Executive Offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F __X__ Form 40-F _____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _____ No __X__

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-__________]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 21, 2002

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By: ______________________

FERNANDO BARREIRA SOTELINO
Presidente Executivo-Atacado

By: ______________________

CÉSAR AUGUSTO SIZENANDO SILVA
Vice-Presidente Corporativo

Unibanco - União de Bancos Brasileiros S.A.
and Unibanco - União de Bancos Brasileiros S.A.
and Subsidiary Companies

Quarterly Financial Information
for the First Quarter Ended March 31, 2002

Amounts expressed in thousands of Reais

INDEX

Financial Statements

7001 Management Report
7002 Balance Sheet
7003 Statement of Income
7004 Statement of Changes in Stockholders' Equity
7005 Statement of Changes in Financial Position
7006 Consolidated Balance Sheet
7007 Consolidated Statement of Income
7008 Consolidated Statement of Changes in Stockholders' Equity
7009 Consolidated Statement of Changes in Financial Position
7010 Financial Group Balance Sheet
7011 Financial Group Statement of Income
7012 Financial Group Statement of Changes in Financial Position
7013 Financial Economic Group - CONEF

Notes to the Financial Statements and Other Information

7014 Notes to the Financial Statements

Investments in Subsidiaries and Associated Companies

7015 Investments in Subsidiaries and Associated Companies

Funding and Investment Policies

7016 Marketable Securities by Type and Maturity
7017 Marketable Securities by Balance Sheet Account and Maturity
7018 Concentration of Marketable Securities, Lending Operations Portfolio and Deposits
7019 Maturity of Lending Operations Portfolio
7020 Flow of Lending Operations Portfolio
7021 Geographical Distribution of Lending Operations Portfolio and Deposits
7022 Risk Level of Lending Operations Portfolio
7023 Lending Operations Portfolio by Index
7024 Credit Assignment
7025 Lending Operations Portfolio by Amount and Risk Level
7026 Fixed Assets
7027 Funding by Maturity

Risk Management

7028 Operational Limits

Complemental Statistical Information

7029 Branches Financial Information
7030 Taxes and Charges
7031 Correspondent Banks Transactions
7032 Changes on client demand accounts by check and electronic transactions

Independent Auditors' Special Review Report

7033 Independent Auditors' Special Review Report

Other Information needed to Supervision of Activities

7034 Provisions
7035 Capital
7036 Cash Dividends Paid
7037 Changes on Capital in the Reference Period
7038 Commitments and Guarantees
7039 Assets and Liabilities Denominated in Foreign Currency
7040 Comments on Performance and Prospects

Amounts expressed in thousands of Reais

7001 - MANAGEMENT REPORT

Operating Highlights

Retail Bank

- The Retail Bank had a good performance during first quarter of 2002 on its two operating fronts, as follows:
  - ✓ Organic growth - 200,000 new bank accounts were opened through the ContAtiva Program, which seeks to gain customers whose monthly income is higher than R$1,000 for the service network under the Unibanco brand. This figure is 45% higher than the first quarter of 2001. The number of customers added during this quarter, coupled to the current base of account holders, savings and retirees totals 5.4 million, representing an annualized growth of 15.4%.
  - ✓ Low income segment ➡ in this segment, Unibanco operates through Fininvest, a wholly-owned subsidiary since December 2000, and through its recent partnerships with Globex-Ponto Frio in Investcred Unibanco, and with Magazine Luiza in LuizaCred. Unibanco has a 50% stake in each one of these companies and is in charge of managing their businesses. Jointly, these companies also expanded their base by 200,000 new customers in the quarter, thereby adding 8.1 million clients to the Unibanco customer base.

- Unibanco reached the end of March 2002 with 1,450 points of sale, as follows: 806 branches, 460 corporate-site branches, 76 in-store branches and 108 Fininvest stores.

- During the quarter, Unibanco Capitalização became a unit of the Retail Bank, thus concentrating all the products and businesses targeting the major retail public under the same management. During this quarter, following products were introduced: Uniband Nota 10 (Uniband Grade A+), a single payment capitalization security, marketed at lottery stores throughout the country, Sonho Programado (Programmed Dream), a product with monthly payments from 36 to 120 months, designed for home purchase and marketed through insurance brokers and, finally, ePlin, an innovative capitalization product entirely online which reached a 23% "website visits to sales" conversion ratio.

- Unibanco was once again chosen one of the best companies in the country in the marketing area by ADVB – the Brazilian Association of Sales and Marketing Executives. The strategies Unibanco developed in the areas of advertising and the Internet won the Marketing Top 2002 award.

Wholesale Bank

- In the BNDES Onlendings segment, Unibanco continued to rank first among private banks in first quarter of 2002 in disbursements, with a 9.6% market share. During the quarter, R$242.2 million were disbursed for several projects approved in 2001 and earlier this year.

- In Debt Capital Markets, Unibanco maintained its no. 1 rank, both in terms of origination and distribution of securities, with a 29% market share in both categories. During this quarter, Unibanco coordinated three operations amounting to R$ 474 million.

- In Equity Capital Markets, Unibanco completed its advisory services concerning the consolidation of the participation of Norsk Hydro ASA in the capital of Adubos Trevo S.A. through the structuring and execution of a special auction at Bovespa (São Paulo Stock Exchange). Following the auction, Norsk Hydro ASA increased its participation in Adubos Trevo S.A. to 99.9% of the voting capital and to 95.8% of total share capital. Still within this segment, Unibanco acted as Special Participant in the secondary global offering of Companhia Vale do Rio Doce – CVRD common stock, owned by the Federal Government and the BNDES.

- Unibanco took part in three Syndicated Loans transactions during the period in the role of Arranger or Co-Arranger, totaling R$450 million.

- Regarding Project Finance, the ETEP – Empresa Paraense de Transmissão de Energia S.A. (a consortium comprised of the companies Alusa, Schahin and Eletrobrás) deal was completed. The company is a concessionaire for the implementation of a transmission line between Tucuruí and Vila do Conde substations in the state of Pará. Unibanco was also the Lead Manager of the syndicated loan, structured as project finance, employing BNDES funds totaling R$31.3 million for a 9-year term, for the expansion of the co-generation plant situated in the Equipav facilities.

- In Cash Management, Unibanco increased its revenues to R$73.1 million, having also expanded its partnerships with important companies to act as banking correspondents.

Amounts expressed in thousands of Reais

Insurance and Private Pensions Plans

- At the end of March 2002, the VGBL – Investir Seguro (VGBL – Safe Investing) product was launched. It combines life insurance with investment, enabling the insured party to redeem the invested amount at any time, while still offering coverage in case of death, accidents or disability. This product, which was recently regulated by Susep, is similar to PGBL but offers no fiscal benefits. Therefore, it is estimated that it will attract the segment of the population whose income is around R$2,000/month (approximately 12 million people).

Wealth Management

- The Global Wealth Management market has been expanding over the last few years, posting the most aggressive growth rates within the financial services industry. In the same way as global leading institutions, Unibanco – in a pioneering move in the Brazilian financial market – merged its Private Banking and Asset Management businesses in first quarter of 2002.

- Information released by the Gazeta Mercantil business daily newspaper highlighted that mutual funds under management of UAM performed better than their benchmark references (CDI – Interbank rate), especially those with medium-high volatility. Among these funds, UBB FIF Derivatives was the one that provided the best returns. The following are also worthy of note: Unibanco Private Aggressive, Uni Class Aggressive, Unibanco Advantage Plus and Unibanco FIF Advantage Institutional.

- UAM was rated "AAA" by Atlantic Rating. In ascribing this rating to UAM, Atlantic Rating took into account the criteria of analysis, risk assessment and profitability of the securities that make up the assets under UAM management, as well as the high capacity of its executives, among others.

- In the Private Banking area, Unibanco grew by 4.2% in first quarter of 2002, reaching R$7.5 billion in funds under management, a figure that consolidates its position among the largest Brazilian banks in the private banking segment. This substantial growth results from the broad range of unique products and services offered both in the Brazilian market and in the main international investment markets.

SPB - Brazilian Payments System

- Unibanco successfully began operating according to the New Brazilian Payments System (SPB – Sistema de Pagamentos Brasileiro) on April 22, 2002. As a protective measure, the financial market agreed to increase the minimum amount of funds transfers in the new electronic mode to R$5 million, thereby substantially reducing the number of operations when the new system was introduced. Unibanco monitored the subject from the very start and took active part in the discussions and work groups organized by the Central Bank and class entities concerning the restructuring of the SPB. Given the project's complexity, several areas were involved, mainly information technology, products, back-offices, accounting, risk management, internal auditing and legal, with total investments of R$18 million.

Community-oriented Activities

- The "10 years of Unibanco Ecology – Reaping the Rewards" case won the Super Environment Prize, granted by SuperInteressante magazine, from Abril publishers. The project featured 500 entries and three finalists in the Corporate – Community Relations category. The finalists and winners will be presented in a Special Edition of the magazine, in June. The prize granting ceremony will take place on May 27.

- Unibanco renewed its support for the Alfabetização Solidária (Solidary Literacy) program by contributing R$510,000 during 2002. The program is a partnership between the Federal Government, universities and private companies, whose purpose is to reduce the levels of illiteracy in Brazil.

- Still in line with Unibanco's strategy of taking an active role in society with the purpose of reducing social inequalities, partnerships/agreements were signed with several institutions operating in the cultural, healthcare, educational, environmental and drug-abuse areas. Among these partnerships, we highlight: MAM – Museum of Modern Art; the Israel House of Culture; TUCCA – Association for Children and Teenagers with Brain Tumors; the Child Foundation – Childhood Cancer Institute - São Paulo; the Santa Casa de Misericórdia hospitals in Porto Alegre and Poços de Caldas; APAE – Association of the Parents and Friends of Disabled People in Poços de Caldas; Brazilian Community Action in Rio de Janeiro and the Ethos Institute – Journalism Award.

- Unibanco also operates in the field of culture through the Moreira Salles Institute, the Espaço Unibanco de Cinema (Unibanco cinema space chain) and Arteplex Unibanco movie theatres.

Amounts expressed in thousands of Reais

7002 - BALANCE SHEET

CODE	DESCRIPTION	March 31, 2002
10.0.0.00.00.00	**TOTAL ASSETS**	**51,498,196.74**
10.1.0.00.00.00	**CURRENT ASSETS**	**34,380,424.78**
10.1.1.00.00.00	CASH AND DUE FROM BANKS	778,397.98
10.1.2.00.00.00	SHORT - TERM INTERBANK INVESTMENTS	4,703,404.48
10.1.2.21.00.00	Securities Purchased Under Resale Agreements	2,709,077.28
10.1.2.22.00.00	Interbank Deposits	1,994,327.20
10.1.3.00.00.00	MARKETABLE SECURITIES	10,168,779.01
10.1.3.10.00.00	Own Portfolio	2,085,626.45
10.1.3.20.00.00	Subject to Repurchase Commitments	7,028,206.10
10.1.3.50.00.00	Subject to Negotiation and Intermediation of Securities	26.00
10.1.3.70.00.00	Linked to Brazilian Central Bank	652,838.38
10.1.3.40.00.00	Linked to guarantees rendered	429,505.40
10.1.3.90.00.00	Allowance for Losses	(27,423.32)
10.1.4.00.00.00	INTERBANK ACCOUNTS	2,766,811.24
10.1.4.10.00.00	Payments and Receipts Pending Settlement	1,491,263.24
10.1.4.20.00.00	Compulsory Deposits	1,275,541.84
10.1.4.20.10.00	Brazilian Central Bank	1,271,503.85
10.1.4.20.40.00	SFH - National Housing System	4,037.99
10.1.4.80.00.00	Correspondent Banks	6.16
10.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	6,012.10
10.1.5.10.00.00	Third-party Funds in Transit	2,334.29
10.1.5.20.00.00	Internal Transfers of Funds	3,677.81
10.1.6.00.00.00	LENDING OPERATIONS	11,219,697.04
10.1.6.10.00.00	Lending Operations	11,879,929.88
10.1.6.10.10.00	Public Sector	16,194.39
10.1.6.10.20.00	Private Sector	11,863,735.49
10.1.6.90.00.00	Allowance for Lending Losses	(660,232.84)
10.1.7.00.00.00	LEASING OPERATIONS	101.60
10.1.7.10.00.00	Leasing Operations	104.74
10.1.7.10.20.00	Private Sector	104.74
10.1.7.90.00.00	Allowance for Leasing Losses	(3.14)
10.1.8.00.00.00	OTHER CREDITS	4,641,562.60
10.1.8.20.00.00	Foreign Exchange Portfolio	3,104,862.85
10.1.8.30.00.00	Income Receivable	551,472.08
10.1.8.40.00.00	Negotiation and Intermediation of Securities	429,054.16
10.1.8.70.00.00	Sundry	584,847.94
10.1.8.90.00.00	Allowance for Other Credits Losses	(28,674.43)
10.1.9.00.00.00	OTHER ASSETS	95,658.73
10.1.9.40.00.00	Other Assets	96,499.37
10.1.9.70.00.00	Allowance for Other Assets Losses	(43,508.06)
10.1.9.90.00.00	Prepaid Expenses	42,667.42

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
IFT - QUARTERLY FINANCIAL INFORMATION – MARCH 31, 2002
Amounts expressed in thousands of Reais

CODE	DESCRIPTION	March 31, 2002
10.2.0.00.00.00	**LONG-TERM ASSETS**	**11,537,698.48**
10.2.2.00.00.00	INTERBANK INVESTMENTS	23,692.36
10.2.2.22.00.00	Interbank Deposits	23,692.36
10.2.3.00.00.00	MARKETABLE SECURITIES	3,723,006.11
10.2.3.10.00.00	Own Portfolio	3,103,229.58
10.2.3.70.00.00	Linked to Brazilian Central Bank	475,580.53
10.2.3.80.00.00	Certificates of Privatization	64.09
10.2.3.40.00.00	Linked to Guarantees Rendered	212,095.18
10.2.3.90.00.00	Allowance for Losses	(67,963.27)
10.2.4.00.00.00	INTERBANK ACCOUNTS	210,039.69
10.2.4.20.00.00	Compulsory Deposits	57,547.87
10.2.4.20.40.00	SFH - National Housing System	57,547.87
10.2.4.70.00.00	Interbank Onlendings	152,491.82
10.2.6.00.00.00	LENDING OPERATIONS	5,740,088.17
10.2.6.10.00.00	Lending Operations	5,937,950.14
10.2.6.10.10.00	Public Sector	235,782.24
10.2.6.10.20.00	Private Sector	5,702,167.90
10.2.6.90.00.00	Allowance for Lending Losses	(197,861.97)
10.2.7.00.00.00	LEASING OPERATIONS	1.20
10.2.7.10.00.00	Leasing Operations	1.24
10.2.7.10.20.00	Private Sector	1.24
10.2.7.90.00.00	Allowance for Leasing Losses	(0.04)
10.2.8.00.00.00	OTHER CREDITS	1,818,854.50
10.2.8.10.00.00	Receivables on Guarantees Honored	1,606.91
10.2.8.20.00.00	Foreign Exchange Portfolio	1,358.85
10.2.8.30.00.00	Income Receivable	3,442.16
10.2.8.40.00.00	Negotiation and Intermediation of Securities	157,041.96
10.2.8.70.00.00	Sundry	1,657,877.97
10.2.8.90.00.00	Allowance for Other Credits Losses	(2,473.35)
10.2.9.00.00.00	OTHER ASSETS	22,016.45
10.2.9.90.00.00	Prepaid Expenses	22,016.45
10.3.0.00.00.00	**PERMANENT ASSETS**	**5,580,073.48**
10.3.1.00.00.00	INVESTMENTS	4,729,423.98
10.3.1.20.00.00	Investments in Subsidiary and Associated Companies	4,704,459.72
10.3.1.20.10.00	Local	3,679,672.42
10.3.1.20.20.00	Foreign	1,024,787.30
10.3.1.50.00.00	Other Investments	70,919.35
10.3.1.90.00.00	Allowance for Losses	(45,955.09)
10.3.2.00.00.00	FIXED ASSETS	451,174.67
10.3.2.30.00.00	Land and buildings in use	162,903.75
10.3.2.40.00.00	Other Fixed Assets	665,737.54
10.3.2.90.00.00	Accumulated Depreciation	(377,466.62)
10.3.4.00.00.00	DEFERRED CHARGES	399,474.83
10.3.4.10.00.00	Organization and Expansion Costs	818,837.69
10.3.4.90.00.00	Accumulated Amortization	(419,362.86)

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
IFT - QUARTERLY FINANCIAL INFORMATION – MARCH 31, 2002
Amounts expressed in thousands of Reais

CODE	DESCRIPTION	March 31, 2002
40.0.0.00.00.00	**TOTAL LIABILITIES**	**51,498,196.74**
40.1.0.00.00.00	**CURRENT LIABILITIES**	**33,450,154.52**
40.1.1.00.00.00	DEPOSITS	11,648,182.06
40.1.1.10.00.00	Demand Deposits	1,811,232.91
40.1.1.20.00.00	Savings Deposits	4,564,032.81
40.1.1.30.00.00	Interbank Deposits	593,910.05
40.1.1.40.00.00	Time Deposits	4,679,006.29
40.1.2.00.00.00	SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	8,892,406.57
40.1.2.10.00.00	Own Portfolio	6,661,080.20
40.1.2.20.00.00	Third Parties Portfolio	2,231,326.37
40.1.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	2,873,918.40
40.1.3.30.00.00	Mortgage Notes	433,101.07
40.1.3.50.00.00	Securities Abroad	2,440,817.33
40.1.4.00.00.00	INTERBANK ACCOUNTS	1,240,449.15
40.1.4.10.00.00	Receipts and Payments Pending Settlement	1,218,025.91
40.1.4.40.00.00	Correspondent Banks	22,423.24
40.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	206,680.89
40.1.5.10.00.00	Third-Party Funds in Transit	206,676.15
40.1.5.20.00.00	Internal Transfer of Funds	4.74
40.1.6.00.00.00	BORROWINGS	3,828,728.61
40.1.6.10.00.00	Borrowings in Brazil - Governamental Agencies	450.85
40.1.6.30.00.00	Foreign Borrowings	3,828,277.76
40.1.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	1,220,208.59
40.1.7.10.00.00	National Treasury	1,277.86
40.1.7.30.00.00	BNDES (National Economic Development Bank)	478,176.89
40.1.7.50.00.00	FINAME (National Industrial Financing Authority)	740,753.84
40.1.9.00.00.00	OTHER LIABILIATIES	3,539,580.25
40.1.9.10.00.00	Collection of Taxes and Social Contributions	241,887.18
40.1.9.20.00.00	Foreign Exchange Portfolio	1,912,222.47
40.1.9.30.00.00	Social and Statutory	42,304.42
40.1.9.40.00.00	Taxes and Social Security	127,442.31
40.1.9.50.00.00	Negotiation and Intermediation of Securities	95,359.25
40.1.9.90.00.00	Sundry	1,120,364.62

(Convenience translation into English from the original previously issued in Portuguese)

Amounts expressed in thousands of Reais

CODE	DESCRIPTION	March 31, 2002
40.2.0.00.00.00	**LONG-TERM LIABILITIES**	**11,735,758.09**
40.2.1.00.00.00	DEPOSITS	6,158,396.04
40.2.1.30.00.00	Interbank Deposits	6,090.52
40.2.1.40.00.00	Time Deposits	6,152,305.52
40.2.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	929,089.76
40.2.3.30.00.00	Mortgage Notes	11,574.17
40.2.3.50.00.00	Securities Abroad	917,515.59
40.2.6.00.00.00	BORROWINGS	667,954.30
40.2.6.10.00.00	Borrowings in Brazil - Governamental Agencies	1,162.49
40.2.6.30.00.00	Foreign Borrowings	666,791.81
40.2.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	3,132,666.74
40.2.7.10.00.00	National Treasury	73,835.72
40.2.7.30.00.00	BNDES (National Economic Development Bank)	2,199,056.88
40.2.7.50.00.00	FINAME (National Industrial Financing Authority)	859,774.14
40.2.9.00.00.00	OTHER LIABILIATIES	847,651.25
40.2.9.40.00.00	Taxes and Social Security	353,756.29
40.2.9.50.00.00	Negotiation and Intermediation of Securities	15,051.76
40.2.9.90.00.00	Sundry	478,843.20
40.5.0.00.00.00	**DEFERRED INCOME**	**10,816.53**
40.5.1.00.00.00	Deferred Income	10,816.53
40.6.0.00.00.00	**STOCKHOLDERS' EQUITY**	**6,301,467.60**
40.6.1.00.00.00	Capital	3,690,601.81
40.6.1.10.00.00	Local Residents	2,600,629.33
40.6.1.20.00.00	Foreign Residents	1,089,972.48
40.6.4.00.00.00	Capital Reserves	157,740.69
40.6.5.00.00.00	Revaluation Reserve on Subsidiaries	5,132.91
40.6.6.00.00.00	Revenue Reserves	2,305,694.91
40.6.8.00.00.00	Retained Earnings/Losses (+/-)	231,245.35
40.6.9.00.00.00	Treasury Stocks	(88,948.07)

Amounts expressed in thousands of Reais

7003 - STATEMENT OF INCOME

CODE	DESCRIPTION	From January 1, 2002 to March 31, 2002	From January 1, 2002 to March 31, 2002
10.1.1.10.10.00	REVENUE FROM FINANCIAL INTERMEDIATION	1,805,867.05	1,805,867.05
10.1.1.10.10.11	Lending Operations	1,031,258.06	1,031,258.06
10.1.1.10.10.15	Marketable Securities	726,723.22	726,723.22
10.1.1.10.10.17	Foreign Exchange Transactions	32,537.10	32,537.10
10.1.1.10.10.19	Compulsory Deposits	15,348.67	15,348.67
10.1.1.10.20.00	EXPENSES ON FINANCIAL INTERMEDIATION	(1,241,738.38)	(1,241,738.38)
10.1.1.10.20.12	Deposits and Securities Sold	(932,502.93)	(932,502.93)
10.1.1.10.20.14	Borrowings and Onlendings	(140,910.22)	(140,910.22)
10.1.1.10.20.16	Leasing Operations	-	-
10.1.1.10.20.20	Provision for Lending, Leasing and Other Credits Losses	(168,325.23)	(168,325.23)
10.1.1.10.00.00	GROSS PROFIT FROM FINANCIAL INTERMEDIATION	564,128.67	564,128.67
10.1.1.20.00.00	OTHER OPERATING INCOME (EXPENSES)	(279,945.43)	(279,945.43)
10.1.1.20.21.00	Services Rendered	286,028.27	286,028.27
10.1.1.20.22.00	Salaries, Benefits, Training and Social Security	(275,619.18)	(275,619.18)
10.1.1.20.24.00	Other Administrative Expenses	(375,956.80)	(375,956.80)
10.1.1.20.26.00	Financial Transaction and Other Taxes	(65,647.78)	(65,647.78)
10.1.1.20.23.00	Equity in Results of Subsidiary and Associated Companies	212,590.14	212,590.14
10.1.1.20.25.00	Other Operating Income	66,159.74	66,159.74
10.1.1.20.32.00	Other Operating Expenses	(127,499.82)	(127,499.82)
10.1.1.00.00.00	OPERATING INCOME	284,183.24	284,183.24
10.1.2.00.00.00	NON-OPERATING INCOME (EXPENSES), NET	(7,652.95)	(7,652.95)
10.1.0.00.00.00	INCOME BEFORE TAXES AND PROFIT SHARING	276,530.29	276,530.29
10.2.0.00.00.00	INCOME TAX AND SOCIAL CONTRIBUTION	(13,321.23)	(13,321.23)
10.3.0.00.00.00	PROFIT SHARING	(41,132.65)	(41,132.65)
10.0.0.00.00.00	**NET INCOME**	**222,076.41**	**222,076.41**
30.0.0.00.00.00	NET INCOME PER SHARE: R$	0.000001602898013	0.000001602898013

Amounts expressed in thousands of Reais

7004 - STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

CODE		CAPITAL	CAPITAL INCREASE	CAPITAL RESERVE	REVALUATION RESERVE ON SUBSIDIARIES	REVENUE RESERVES LEGAL	REVENUE RESERVES STATUTORY	RETAINED EARNINGS	TREASURY STOCKS	TOTAL
00.0.1.01.00.00	AT DECEMBER 31, 2001	3,386,273.11	304,328.70	157,740.69	5,123.57	223,813.83	2,081,881.08	-	(86,767.68)	6,072,393.30
00.0.1.05.00.00	CAPITAL INCREASE	304,328.70	(304,328.70)	-	-	-	-	-	-	-
00.0.1.11.00.00	ACQUISITION OF OWN STOCKS	-	-	-	-	-	-	-	(2,180.39)	(2,180.39)
00.0.1.13.00.00	REVERSION / REALIZATION OF REVALUATION RESERVE	-	-	-	9.34	-	-	-	-	9.34
00.0.1.17.00.00	OTHER	-	-	-	-	-	-	9,168.94	-	9,168.94
00.0.1.18.00.00	NET INCOME FOR THE PERIOD	-	-	-	-	-	-	222,076.41	-	222,076.41
00.0.1.00.00.00	AT MARCH 31, 2002	3,690,601.81	-	157,740.69	5,132.91	223,813.83	2,081,881.08	231,245.35	(88,948.07)	6,301,467.60
00.0.2.00.00.00	CHANGES IN THE PERIOD	304,328.70	(304,328.70)	-	9.34	-	-	231,245.35	(2,180.39)	229,074.30

Amounts expressed in thousands of Reais

7005 - STATEMENT OF CHANGES IN FINANCIAL POSITION

CODE	DESCRIPTION	From January 1, 2001 to March 31, 2001
10.0.0.00.00.00	FINANCIAL RESOURCES WERE PROVIDED BY	4,415,604.22
10.1.0.00.00.00	ADJUSTED NET INCOME FOR THE PERIOD	82,115.72
10.2.0.00.00.00	CHANGES IN DEFERRED INCOME	(1,193.62)
10.5.0.00.00.00	THIRD PARTY FUNDS	4,334,682.12
10.5.1.00.00.00	Increase in Liabilities	2,671,049.22
10.5.1.02.00.00	Securities Sold Under Repurchase Agreements	973,988.45
10.5.1.07.00.00	Interbank and Interdepartmental Accounts	1,155,292.22
10.5.1.09.00.00	Other Liabilities	541,768.55
10.5.2.00.00.00	Decrease in Assets	1,068,794.86
10.5.2.01.00.00	Interbank Investments	828,857.76
10.5.2.04.00.00	Lending Operations	239,929.73
10.5.2.05.00.00	Leasing Operations	7.37
10.5.3.00.00.00	Sale of Assets and Investments	22,863.42
10.5.3.01.00.00	Investments in Subsidiary Companies	12,966.98
10.5.3.02.00.00	Foreclosed Assets	4,443.80
10.5.3.03.00.00	Fixed Assets	103.58
10.5.3.05.00.00	Investments	5,349.06
10.5.4.00.00.00	Dividends and Interest on Own Capital Received from Subsidiary Companies	571,974.62
20.0.0.00.00.00	FINANCIAL RESOURCES WERE USED FOR	4,474,917.66
20.3.0.00.00.00	ACQUISITION OF OWN STOCKS	2,180.39
20.4.0.00.00.00	INVESTMENTS IN	34,818.94
20.4.1.00.00.00	Subsidiary and Associated Companies	4,541.96
20.4.2.00.00.00	Foreclosed Assets	7,877.25
20.4.3.00.00.00	Fixed Assets	22,399.73
20.5.0.00.00.00	DEFERRED CHARGES	37,896.38
20.6.0.00.00.00	INCREASE IN ASSETS	3,868,694.45
20.6.2.00.00.00	Marketable Securities	798,567.82
20.6.3.00.00.00	Interbank and Interdepartmental Accounts	1,315,318.57
20.6.6.00.00.00	Other Credits	1,752,549.99
20.6.7.00.00.00	Other ssets	2,258.07
20.7.0.00.00.00	DECREASE IN LIABILITIES	531,327.40
20.7.1.00.00.00	Deposits	39,695.85
20.7.5.00.00.00	Mortgage Notes	16,586.15
20.7.8.00.00.00	Borrowings and Onlending in Brazil	475,045.40
30.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS (10.0.0.00.00.00 – 20.0.0.00.00.00)	(59,313.34)
50.0.0.00.00.00	CASH AND DUE FROM BANKS AT BEGINING OF THE PERIOD	837,711.32
60.0.0.00.00.00	CASH AND DUE FROM BANKS AT THE END OF THE PERIOD	778,397.98
70.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS (= 30.0.0.00.00.00)	(59,313.34)

Amounts expressed in thousands of Reais

7006 - CONSOLIDATED BALANCE SHEET

CODE	DESCRIPTION	March 31, 2002
10.0.0.00.00.00	**TOTAL ASSETS**	**59,018,467.08**
10.1.0.00.00.00	**CURRENT ASSETS**	**40,204,086.06**
10.1.1.00.00.00	CASH AND DUE FROM BANKS	946,933.13
10.1.2.00.00.00	SHORT - TERM INTERBANK INVESTMENTS	3,798,913.97
10.1.2.21.00.00	Securities Purchased Under Resale Agreements	2,737,790.35
10.1.2.22.00.00	Interbank Deposits	1,060,878.62
10.1.2.26.00.00	Savings Deposits	245.00
10.1.3.00.00.00	MARKETABLE SECURITIES	11,863,324.79
10.1.3.10.00.00	Own Portfolio	3,289,094.88
10.1.3.20.00.00	Subject to Repurchase Commitments	7,373,739.29
10.1.3.50.00.00	Subject to Negotiation and Intermediation of Securities	26.00
10.1.3.70.00.00	Linked to Brazilian Central Bank	825,495.66
10.1.3.40.00.00	Linked to Guarantees Rendered	454,499.70
10.1.3.90.00.00	Allowance for Losses	(79,530.74)
10.1.4.00.00.00	INTERBANK ACCOUNTS	2,900,843.67
10.1.4.10.00.00	Payments and Receipts Pending Settlement	1,566,818.59
10.1.4.20.00.00	Compulsory Deposits	1,330,258.67
10.1.4.20.10.00	Brazilian Central Bank	1,326,220.68
10.1.4.20.40.00	SFH - National Housing System	4,037.99
10.1.4.80.00.00	Correspondent Banks	3,766.41
10.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	6,164.11
10.1.5.10.00.00	Third-party Funds in Transit	2,484.88
10.1.5.20.00.00	Internal Transfers of Funds	3,679.23
10.1.6.00.00.00	LENDING OPERATIONS	14,882,370.44
10.1.6.10.00.00	Lending Operations	16,053,499.89
10.1.6.10.10.00	Public Sector	16,194.39
10.1.6.10.20.00	Private Sector	16,037,305.50
10.1.6.90.00.00	Allowance for Lending Losses	(1,171,129.45)
10.1.7.00.00.00	LEASING OPERATIONS	403,221.16
10.1.7.10.00.00	Leasing Operations	799,337.25
10.1.7.10.20.00	Private Sector	799,337.25
10.1.7.80.00.00	Unearned Leasing Income	(360,310.52)
10.1.7.90.00.00	Allowance for Leasing Losses	(35,805.57)
10.1.8.00.00.00	OTHER CREDITS	5,105,994.53
10.1.8.20.00.00	Foreign Exchange Portfolio	3,104,862.85
10.1.8.30.00.00	Income Receivable	83,459.96
10.1.8.40.00.00	Negotiation and Intermediation of Securities	501,727.52
10.1.8.70.00.00	Sundry	1,456,961.24
10.1.8.90.00.00	Allowance for Other Credits Losses	(41,017.04)
10.1.9.00.00.00	OTHER ASSETS	296,320.26
10.1.9.40.00.00	Other Assets	229,354.52
10.1.9.70.00.00	Allowance for Other Assets Losses	(74,989.16)
10.1.9.90.00.00	Prepaid Expenses	141,954.90

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
IFT - QUARTERLY FINANCIAL INFORMATION – MARCH 31, 2002
Amounts expressed in thousands of Reais

CODE	DESCRIPTION	March 31, 2002
10.2.0.00.00.00	**LONG-TERM ASSETS**	**15,256,983.94**
10.2.2.00.00.00	INTERBANK INVESTMENTS	23,692.36
10.2.2.22.00.00	Interbank Deposits	23,692.36
10.2.3.00.00.00	MARKETABLE SECURITIES	5,591,392.91
10.2.3.10.00.00	Own Portfolio	4,567,301.84
10.2.3.70.00.00	Linked to Brazilian Central Bank	585,709.67
10.2.3.80.00.00	Certificates of Privatization	180.83
10.2.3.40.00.00	Linked to Guarantees Rendered	515,120.05
10.2.3.90.00.00	Allowance for Losses	(76,919.48)
10.2.4.00.00.00	INTERBANK ACCOUNTS	57,547.87
10.2.4.20.00.00	Compulsory Deposits	57,547.87
10.2.4.20.40.00	SFH - National Housing System	57,547.87
10.2.6.00.00.00	LENDING OPERATIONS	6,121,765.23
10.2.6.10.00.00	Lending Operations	6,334,313.71
10.2.6.10.10.00	Public Sector	235,782.24
10.2.6.10.20.00	Private Sector	6,098,531.47
10.2.6.90.00.00	Allowance for Lending Losses	(212,548.48)
10.2.7.00.00.00	LEASING OPERATIONS	253,045.75
10.2.7.10.00.00	Leasing Operations	605,990.12
10.2.7.10.20.00	Private Sector	605,990.12
10.2.7.80.00.00	Unearned Leasing Income	(329,541.97)
10.2.7.90.00.00	Allowance for Leasing Losses	(23,402.40)
10.2.8.00.00.00	OTHER CREDITS	3,163,052.84
10.2.8.10.00.00	Receivables on Guarantees Honored	1,606.91
10.2.8.20.00.00	Foreign Exchange Portfolio	1,358.84
10.2.8.30.00.00	Income Receivable	3,949.09
10.2.8.40.00.00	Negotiation and Intermediation of Securities	115,881.72
10.2.8.70.00.00	Sundry	3,052,099.79
10.2.8.90.00.00	Allowance for Other Credits Losses	(11,843.51)
10.2.9.00.00.00	OTHER ASSETS	46,486.98
10.2.9.90.00.00	Prepaid Expenses	46,486.98
10.3.0.00.00.00	**PERMANENT ASSETS**	**3,557,397.08**
10.3.1.00.00.00	INVESTMENTS	1,678,267.30
10.3.1.20.00.00	Investments in Subsidiary and Associated Companies	1,517,473.82
10.3.1.20.10.00	Local	1,517,473.82
10.3.1.50.00.00	Other Investments	245,569.24
10.3.1.90.00.00	Allowance for Losses	(84,775.76)
10.3.2.00.00.00	FIXED ASSETS	1,246,936.97
10.3.2.30.00.00	Land and buildings in use	918,586.14
10.3.2.40.00.00	Other Fixed Assets	1,058,350.56
10.3.2.90.00.00	Accumulated Depreciation	(729,999.73)
10.3.4.00.00.00	DEFERRED CHARGES	632,192.81
10.3.4.10.00.00	Organization and Expansion Costs	1,199,987.61
10.3.4.90.00.00	Accumulated Amortization	(567,794.80)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
IFT - QUARTERLY FINANCIAL INFORMATION – MARCH 31, 2002
Amounts expressed in thousands of Reais

CODE	DESCRIPTION	March 31, 2002
40.0.0.00.00.00	**TOTAL LIABILITIES**	**59,018,467.08**
40.1.0.00.00.00	**CURRENT LIABILITIES**	**38,241,477.70**
40.1.1.00.00.00	DEPOSITS	13,834,990.99
40.1.1.10.00.00	Demand Deposits	2,219,054.31
40.1.1.20.00.00	Savings Deposits	4,715,710.48
40.1.1.30.00.00	Interbank Deposits	162,694.08
40.1.1.40.00.00	Time Deposits	6,737,532.12
40.1.2.00.00.00	SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	9,143,524.48
40.1.2.10.00.00	Own Portfolio	6,972,384.58
40.1.2.20.00.00	Third Parties Portfolio	2,171,139.90
40.1.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	2,363,084.01
40.1.3.30.00.00	Mortgage Notes	448,684.42
40.1.3.50.00.00	Securities Abroad	1,914,399.59
40.1.4.00.00.00	INTERBANK ACCOUNTS	1,401,435.60
40.1.4.10.00.00	Receipts and Payments Pending Settlement	1,334,280.78
40.1.4.30.00.00	Interbank Onlendings	48,102.01
40.1.4.40.00.00	Correspondent Banks	19,052.81
40.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	207,393.25
40.1.5.10.00.00	Third-Party Funds in Transit	207,270.53
40.1.5.20.00.00	Internal Transfer of Funds	122.72
40.1.6.00.00.00	BORROWINGS	3,970,558.24
40.1.6.10.00.00	Borrowings in Brazil - Governamental Agencies	450.85
40.1.6.20.00.00	Empréstimos no País - Outras instituições	234,682.92
40.1.6.30.00.00	Foreign Borrowings	3,735,424.47
40.1.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	1,304,347.04
40.1.7.10.00.00	National Treasury	1,277.86
40.1.7.30.00.00	BNDES (National Economic Development Bank)	478,176.88
40.1.7.50.00.00	FINAME (National Industrial Financing Authority)	824,892.30
40.1.9.00.00.00	OTHER LIABILIATIES	6,016,144.09
40.1.9.10.00.00	Collection of Taxes and Social Contributions	242,583.38
40.1.9.20.00.00	Foreign Exchange Portfolio	1,912,225.97
40.1.9.30.00.00	Social and Statutory	92,404.96
40.1.9.40.00.00	Taxes and Social Security	291,438.16
40.1.9.50.00.00	Negotiation and Intermediation of Securities	285,105.46
40.1.9.90.00.00	Sundry	3,192,386.16

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
IFT - QUARTERLY FINANCIAL INFORMATION – MARCH 31, 2002
Amounts expressed in thousands of Reais

CODE	DESCRIPTION	March 31, 2002
40.2.0.00.00.00	**LONG-TERM LIABILITIES**	**13,727,773.88**
40.2.1.00.00.00	DEPOSITS	5,464,673.32
40.2.1.30.00.00	Interbank Deposits	13,692.41
40.2.1.40.00.00	Time Deposits	5,450,980.91
40.2.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	1,032,981.68
40.2.3.30.00.00	Mortgage Notes	11,574.17
40.2.3.50.00.00	Securities Abroad	1,021,407.51
40.2.6.00.00.00	BORROWINGS	672,455.43
40.2.6.10.00.00	Borrowings in Brazil - Governamental Agencies	1,162.49
40.2.6.20.00.00	Borrowings in Brazil - Other Institutions	1.06
40.2.6.30.00.00	Foreign Borrowings	671,291.88
40.2.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	3,242,531.88
40.2.7.10.00.00	National Treasury	73,835.72
40.2.7.30.00.00	BNDES (National Economic Development Bank)	2,199,056.88
40.2.7.50.00.00	FINAME (National Industrial Financing Authority)	969,639.28
40.2.9.00.00.00	OTHER LIABILIATIES	3,315,131.57
40.2.9.40.00.00	Taxes and Social Security	879,632.88
40.2.9.50.00.00	Negotiation and Intermediation of Securities	27,839.03
40.2.9.90.00.00	Sundry	2,407,659.66
40.5.0.00.00.00	**DEFERRED INCOME**	**49,736.45**
40.5.1.00.00.00	Deferred Income	49,736.45
40.9.0.00.00.00	**MINORITY INTERST**	**698,011.45**
40.6.0.00.00.00	**STOCKHOLDERS' EQUITY**	**6,301,467.60**
40.6.1.00.00.00	Capital	3,690,601.81
40.6.1.10.00.00	Local Residents	2,600,629.33
40.6.1.20.00.00	Foreign Residents	1,089,972.48
40.6.4.00.00.00	Capital Reserves	157,740.69
40.6.5.00.00.00	Revaluation Reserve on Subsidiaries	5,132.91
40.6.6.00.00.00	Revenue Reserves	2,305,694.91
40.6.8.00.00.00	Retained Earnings/Losses (+/-)	231,245.35
40.6.9.00.00.00	Treasury Stocks	(88,948.07)

Amounts expressed in thousands of Reais

7007 - CONSOLIDATED STATEMENT OF INCOME

CODE	DESCRIPTION	From January 1, 2002 to March 31, 2002	From January 1, 2002 to March 31, 2002
10.1.1.10.10.00	REVENUE FROM FINANCIAL INTERMEDIATION	2,586,143.05	2,586,143.05
10.1.1.10.10.11	Lending Operations	1,684,717.44	1,684,717.44
10.1.1.10.10.13	Leasing Operations	30,432.71	30,432.71
10.1.1.10.10.15	Marketable Securities	819,453.05	819,453.05
10.1.1.10.10.17	Foreign Exchange Transactions	33,941.03	33,941.03
10.1.1.10.10.19	Compulsory Deposits	17,598.82	17,598.82
10.1.1.10.20.00	EXPENSES ON FINANCIAL INTERMEDIATION	(1,540,287.85)	(1,540,287.85)
10.1.1.10.20.12	Deposits and Securities Sold	(967,171.09)	(967,171.09)
10.1.1.10.20.14	Borrowings and Onlendings	(155,853.51)	(155,853.51)
10.1.1.10.20.20	Provision for Lending, Leasing and Other Credits Losses	(417,263.25)	(417,263.25)
10.1.1.10.00.00	GROSS PROFIT FROM FINANCIAL INTERMEDIATION	1,045,855.20	1,045,855.20
10.1.1.20.00.00	OTHER OPERATING INCOME (EXPENSES)	(655,361.07)	(655,361.07)
10.1.1.20.21.00	Services Rendered	597,997.85	597,997.85
10.1.1.20.22.00	Salaries, Benefits, Training and Social Security	(397,729.67)	(397,729.67)
10.1.1.20.24.00	Other Administrative Expenses	(618,290.41)	(618,290.41)
10.1.1.20.26.00	Financial Transaction and Other Taxes	(163,850.21)	(163,850.21)
10.1.1.20.23.00	Equity in Results of Subsidiary and Associated Companies	2,032.18	2,032.18
10.1.1.20.25.00	Other Operating Income	617,518.10	617,518.10
10.1.1.20.32.00	Other Operating Expenses	(693,038.91)	(693,038.91)
10.1.1.00.00.00	OPERATING INCOME	390,494.13	390,494.13
10.1.2.00.00.00	NON-OPERATING INCOME (EXPENSES), NET	(5,485.01)	(5,485.01)
10.1.0.00.00.00	INCOME BEFORE TAXES AND PROFIT SHARING	385,009.12	385,009.12
10.2.0.00.00.00	INCOME TAX AND SOCIAL CONTRIBUTION	(77,811.82)	(77,811.82)
10.3.0.00.00.00	PROFIT SHARING	(57,352.10)	(57,352.10)
40.0.0.00.00.00	MINORITY INTEREST	(27,768.79)	(27,768.79)
10.0.0.00.00.00	NET INCOME	222,076.41	222,076.41
30.0.0.00.00.00	NET INCOME PER SHARE	0.000001602898013	0.000001602898013

(Convenience translation into English from the original previously issued in Portuguese)

Amounts expressed in thousands of Reais

7008 - CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

CODE		CAPITAL	CAPITAL INCREASE	CAPITAL RESERVE	REVALUATION RESERVE ON SUBSIDIARIES	REVENUE RESERVES		RETAINED EARNINGS	TREASURY STOCKS	TOTAL
						LEGAL	STATUTORY			
00.0.1.01.00.00	AT DECEMBER 31, 2001	3,386,273.11	304,328.70	157,740.69	5,123.57	223,813.83	2,081,881.08	-	(86,767.68)	6,072,393.30
00.0.1.05.00.00	CAPITAL INCREASE	304,328.70	(304,328.70)	-	-	-	-	-	-	-
00.0.1.11.00.00	ACQUISITION OF OWN STOCKS	-	-	-	-	-	-	-	(2,180.39)	(2,180.39)
00.0.1.13.00.00	REVERSION/ REALIZATION OF REVALUATION RESERVE	-	-	-	9.34	-	-	-	-	9.34
00.0.1.17.00.0	OTHER	-	-	-	-	-	-	9,168.94	-	9,168.94
00.0.1.18.00.00	NET INCOME FOR THE PERIOD	-	-	-	-	-	-	222,076.41	-	222,076.41
00.0.1.00.00.00	AT MARCH 31, 2002	3,690,601.81	-	157,740.69	5,132.91	223,813.83	2,081,881.08	231,245.35	(88,948.07)	6,301,467.60
00.0.2.00.00.00	CHANGES IN THE PERIOD	304,328.70	(304,328.70)	-	9.34	-	-	231,245.35	(2,180.39)	229,074.30

Amounts expressed in thousands of Reais

7009 - CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

CODE	DESCRIPTION	From January 1, 2002 to March 31, 2002
10.0.0.00.00.00	FINANCIAL RESOURCES WERE PROVIDED BY	5,555,831.59
10.1.0.00.00.00	ADJUSTED NET INCOME FOR THE PERIOD	325,856.07
10.2.0.00.00.00	CHANGES IN DEFERRED INCOME	(2,881.86)
10.5.0.00.00.00	THIRD PARTY FUNDS	5,232,857.38
10.5.1.00.00.00	Increase in Liabilities	3,763,432.37
10.5.1.01.00.00	Deposits	367,852.87
10.5.1.02.00.00	Securities Sold Under Repurchase Agreements	1,056,318.84
10.5.1.07.00.00	Interbank and Interdepartmental Accounts	1,291,133.55
10.5.1.09.00.00	Other Liabilities	1,048,127.11
10.5.2.00.00.00	Decrease in Assets	1,415,585.61
10.5.2.01.00.00	Interbank Investments	875,151.10
10.5.2.04.00.00	Lending Operations	496,292.63
10.5.2.05.00.00	Leasing Operations	44,141.88
10.5.3.00.00.00	Sale of Assets and Investments	53,839.40
10.5.3.01.00.00	Investments in Subsidiary Companies	4,285.66
10.5.3.02.00.00	Foreclosed Assets	17,799.00
10.5.3.03.00.00	Fixed Assets	15,619.49
10.5.3.05.00.00	Investments	16,135.25
20.0.0.00.00.00	FINANCIAL RESOURCES WERE USED FOR	5,602,137.52
20.3.0.00.00.00	ACQUISITION OF OWN STOCKS	2,180.39
20.4.0.00.00.00	INVESTMENTS IN	122,379.93
20.4.2.00.00.00	Foreclosed Assets	25,765.08
20.4.3.00.00.00	Fixed Assets	67,422.34
20.4.5.00.00.00	Investments	29,192.51
20.5.0.00.00.00	DEFERRED CHARGES	34,457.75
20.6.0.00.00.00	INCREASE IN ASSETS	4,864,688.30
20.6.2.00.00.00	Marketable Securities	2,099,881.56
20.6.4.00.00.00	Interbank and Interdepartmental Accounts	1,357,309.33
20.6.6.00.00.00	Other Credits	1,393,510.86
20.6.7.00.00.00	Other assets	13,986.55
20.7.0.00.00.00	DECREASE IN LIABILITIES	578,431.15
20.7.5.00.00.00	Mortgage Notes	17,611.42
20.7.8.00.00.00	Borrowings and Onlendings in Brazil	560,819.73
20.7.9.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS	
30.0.0.00.00.00	(10.0.0.00.00.00 – 20.0.0.00.00.00)	(46,305.93)
50.0.0.00.00.00	CASH AND DUE FROM BANKS AT BEGINING OF THE PERIOD	993,239.06
60.0.0.00.00.00	CASH AND DUE FROM BANKS AT THE END OF THE PERIOD	946,933.13
70.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS (= 30.0.0.00.00.00)	(46,305.93)

Amounts expressed in thousands of Reais

7010 - FINANCIAL GROUP BALANCE SHEET

CODE	DESCRIPTION	March 31, 2002
10.0.0.00.00.00	**TOTAL ASSETS**	**55,645,990.44**
10.1.0.00.00.00	**CURRENT ASSETS**	**36,076,799.48**
10.1.1.00.00.00	CASH AND DUE FROM BANKS	868,528.19
10.1.2.00.00.00	SHORT - TERM INTERBANK INVESTMENTS	3,944,516.51
10.1.2.21.00.00	Securities Purchased Under Resale Agreements	2,789,180.39
10.1.2.22.00.00	Interbank Deposits	1,155,336.12
10.1.3.00.00.00	MARKETABLE SECURITIES	10,012,573.30
10.1.3.10.00.00	Own Portfolio	1,397,322.03
10.1.3.20.00.00	Subject to Repurchase Commitments	7,373,040.98
10.1.3.70.00.00	Linked to Brazilian Central Bank	820,323.93
10.1.3.40.00.00	Linked to guarantee rendered	454,499.70
10.1.3.90.00.00	Allowance for Losses	(32,613.34)
10.1.4.00.00.00	INTERBANK ACCOUNTS	2,878,293.16
10.1.4.10.00.00	Payments and Receipts Pending Settlement	1,544,512.05
10.1.4.20.00.00	Compulsory Deposits	1,330,258.67
10.1.4.20.10.00	Brazilian Central Bank	1,326,220.68
10.1.4.20.40.00	SFH - National Housing System	4,037.99
10.1.4.80.00.00	Correspondent Banks	3,522.44
10.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	6,164.11
10.1.5.10.00.00	Third-party Funds in Transit	2,484.88
10.1.5.20.00.00	Internal Transfers of Funds	3,679.23
10.1.6.00.00.00	LENDING OPERATIONS	13,081,299.06
10.1.6.10.00.00	Lending Operations	13,967,836.73
10.1.6.10.10.00	Public Sector	16,194.39
10.1.6.10.20.00	Private Sector	13,951,642.34
10.1.6.90.00.00	Allowance for Lending Losses	(886,537.67)
10.1.7.00.00.00	LEASING OPERATIONS	(30,669.99)
10.1.7.10.00.00	Leasing Operations	364,223.96
10.1.7.10.20.00	Private Sector	364,223.96
10.1.7.80.00.00	Unearned Leasing Income	(359,088.38)
10.1.7.90.00.00	Allowance for Leasing Losses	(35,805.57)
10.1.8.00.00.00	OTHER CREDITS	5,101,083.79
10.1.8.20.00.00	Foreign Exchange Portfolio	3,104,862.85
10.1.8.30.00.00	Income Receivable	564,517.62
10.1.8.40.00.00	Negotiation and Intermediation of Securities	501,712.96
10.1.8.70.00.00	Sundry	970,913.49
10.1.8.90.00.00	Allowance for Other Credits Losses	(40,923.13)
10.1.9.00.00.00	OTHER ASSETS	215,011.35
10.1.9.40.00.00	Other Assets	207,062.45
10.1.9.70.00.00	Allowance for Other Assets Losses	(74,989.16)
10.1.9.90.00.00	Prepaid Expenses	82,938.06

Amounts expressed in thousands of Reais

CODE	DESCRIPTION	March 31, 2002
10.2.0.00.00.00	**LONG-TERM ASSETS**	**14,069,803.81**
10.2.2.00.00.00	INTERBANK INVESTMENTS	23,692.36
10.2.2.22.00.00	Interbank Deposits	23,692.36
10.2.3.00.00.00	MARKETABLE SECURITIES	4,682,971.46
10.2.3.10.00.00	Own Portfolio	3,687,463.58
10.2.3.70.00.00	Linked to Brazilian Central Bank	552,278.17
10.2.3.80.00.00	Certificates of Privatization	160.87
10.2.3.40.00.00	Linked to Guarantees Rendered	515,120.05
10.2.3.90.00.00	Allowance for Losses	(72,051.21)
10.2.4.00.00.00	INTERBANK ACCOUNTS	57,547.87
10.2.4.20.00.00	Compulsory Deposits	57,547.87
10.2.4.20.40.00	SFH - National Housing System	57,547.87
10.2.6.00.00.00	LENDING OPERATIONS	6,121,750.56
10.2.6.10.00.00	Lending Operations	6,334,299.04
10.2.6.10.10.00	Public Sector	235,782.24
10.2.6.10.20.00	Private Sector	6,098,516.80
10.2.6.90.00.00	Allowance for Lending Losses	(212,548.48)
10.2.7.00.00.00	LEASING OPERATIONS	(5,910.55)
10.2.7.10.00.00	Leasing Operations	345,833.85
10.2.7.10.20.00	Private Sector	345,833.85
10.2.7.80.00.00	Unearned Leasing Income	(328,342.00)
10.2.7.90.00.00	Allowance for Leasing Losses	(23,402.40)
10.2.8.00.00.00	OTHER CREDITS	3,143,265.13
10.2.8.10.00.00	Receivables on Guarantees Honored	1,606.91
10.2.8.20.00.00	Foreign Exchange Portfolio	1,358.84
10.2.8.30.00.00	Income Receivable	3,949.09
10.2.8.40.00.00	Negotiation and Intermediation of Securities	179,259.48
10.2.8.70.00.00	Sundry	2,968,934.32
10.2.8.90.00.00	Allowance for Other Credits Losses	(11,843.51)
10.2.9.00.00.00	OTHER ASSETS	46,486.98
10.2.9.90.00.00	Prepaid Expenses	46,486.98
10.3.0.00.00.00	**PERMANENT ASSETS**	**5,499,387.15**
10.3.1.00.00.00	INVESTMENTS	2,959,269.47
10.3.1.20.00.00	Investments in Subsidiary and Associated Companies	2,499,797.72
10.3.1.20.10.00	Local Residents	2,384,953.23
10.3.1.20.20.00	Foreign residents	114,844.49
10.3.1.50.00.00	Other Investments	519,897.20
10.3.1.90.00.00	Allowance for Losses	(60,425.45)
10.3.2.00.00.00	FIXED ASSETS	496,235.91
10.3.2.30.00.00	Land and buildings in use	191,768.92
10.3.2.40.00.00	Other Fixed Assets	723,705.85
10.3.2.90.00.00	Accumulated Depreciation	(419,238.86)
10.3.3.00.00.00	LEASED FIXED ASSETS	1,494,263.71
10.3.3.20.00.00	Leased Assets	2,405,164.31
10.3.3.90.00.00	Accumulated depreciation	(910,900.60)
10.3.4.00.00.00	DEFERRED CHARGES	549,618.06
10.3.4.10.00.00	Organization and Expansion Costs	1,035,817.40
10.3.4.90.00.00	Accumulated Amortization	(486,199.34)

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
IFT - QUARTERLY FINANCIAL INFORMATION – MARCH 31, 2002
Amounts expressed in thousands of Reais

CODE	DESCRIPTION	March 31, 2002
40.0.0.00.00.00	**TOTAL LIABILITIES**	**55,645,990.44**
40.1.0.00.00.00	**CURRENT LIABILITIES**	**36,734,205.08**
40.1.1.00.00.00	DEPOSITS	13,849,858.16
40.1.1.10.00.00	Demand Deposits	2,221,335.54
40.1.1.20.00.00	Savings Deposits	4,715,863.53
40.1.1.30.00.00	Interbank Deposits	152,363.81
40.1.1.40.00.00	Time Deposits	6,760,295.28
40.1.2.00.00.00	SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	9,145,910.92
40.1.2.10.00.00	Own Portfolio	6,971,469.38
40.1.2.20.00.00	Third Parties Portfolio	2,174,441.54
40.1.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	2,392,020.02
40.1.3.30.00.00	Mortgage Notes	433,101.07
40.1.3.50.00.00	Securities Abroad	1,958,918.95
40.1.4.00.00.00	INTERBANK ACCOUNTS	1,451,130.60
40.1.4.10.00.00	Receipts and Payments Pending Settlement	1,306,469.10
40.1.4.30.00.00	Interbank Onlendings	48,102.01
40.1.4.40.00.00	Correspondent Banks	96,559.49
40.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	207,390.52
40.1.5.10.00.00	Third-Party Funds in Transit	207,270.53
40.1.5.20.00.00	Internal Transfer of Funds	119.99
40.1.6.00.00.00	BORROWINGS	3,707,778.88
40.1.6.10.00.00	Borrowings in Brazil - Governamental Agencies	450.85
40.1.6.30.00.00	Foreign Borrowings	3,707,328.03
40.1.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	1,304,347.04
40.1.7.10.00.00	National Treasury	1,277.86
40.1.7.30.00.00	BNDES (National Economic Development Bank)	478,176.88
40.1.7.50.00.00	FINAME (National Industrial Financing Authority)	824,892.30
40.1.9.00.00.00	OTHER LIABILIATIES	4,675,768.94
40.1.9.10.00.00	Collection of Taxes and Social Contributions	242,506.02
40.1.9.20.00.00	Foreign Exchange Portfolio	1,912,225.97
40.1.9.30.00.00	Social and Statutory	42,926.57
40.1.9.40.00.00	Taxes and Social Security	177,525.25
40.1.9.50.00.00	Negotiation and Intermediation of Securities	271,580.70
40.1.9.90.00.00	Sundry	2,029,004.43

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
IFT - QUARTERLY FINANCIAL INFORMATION – MARCH 31, 2002
Amounts expressed in thousands of Reais

CODE	DESCRIPTION	March 31, 2002
40.2.0.00.00.00	**LONG-TERM LIABILITIES**	**12,454,292.75**
40.2.1.00.00.00	DEPOSITS	5,873,279.34
40.2.1.30.00.00	Interbank Deposits	13,692.41
40.2.1.40.00.00	Time Deposits	5,859,586.93
40.2.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	1,005,542.50
40.2.3.30.00.00	Mortgage Notes	11,574.17
40.2.3.50.00.00	Securities Abroad	993,968.33
40.2.6.00.00.00	BORROWINGS	672,454.37
40.2.6.10.00.00	Borrowings in Brazil - Governamental Agencies	1,162.49
40.2.6.30.00.00	Foreign Borrowings	671,291.88
40.2.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	3,242,531.88
40.2.7.10.00.00	National Treasury	73,835.72
40.2.7.30.00.00	BNDES (National Economic Development Bank)	2,199,056.88
40.2.7.50.00.00	FINAME (National Industrial Financing Authority)	969,639.28
40.2.9.00.00.00	OTHER LIABILIATIES	1,660,484.66
40.2.9.40.00.00	Taxes and Social Security	669,898.24
40.2.9.50.00.00	Negotiation and Intermediation of Securities	30,618.80
40.2.9.90.00.00	Sundry	959,967.62
40.5.0.00.00.00	**DEFERRED INCOME**	**17,044.85**
40.5.1.00.00.00	Deferred Income	17,044.85
40.6.0.00.00.00	**STOCKHOLDERS' EQUITY**	**6,440,447.76**
40.6.1.00.00.00	Capital	3,777,012.27
40.6.1.10.00.00	Local Residents	2,684,174.32
40.6.1.20.00.00	Foreign Residents	1,092,837.95
40.6.4.00.00.00	Capital Reserves	157,976.40
40.6.5.00.00.00	Revaluation Reserve on Subsidiaries	5,133.07
40.6.6.00.00.00	Revenue Reserves	2,312,951.66
40.6.8.00.00.00	Retained earnings	278,661.11
40.6.9.00.00.00	Treasury Stocks	(91,286.75)

Amounts expressed in thousands of Reais

7011 - FINANCIAL GROUP STATEMENT OF INCOME

CODE	DESCRIPTION	From January 1, 2002 to March 31, 2002	From January 1, 2002 to March 31, 2002
10.1.1.10.10.00	REVENUE FROM FINANCIAL INTERMEDIATION	2,319,897.74	2,319,897.74
10.1.1.10.10.11	Lending Operations	1,489,886.42	1,489,886.42
10.1.1.10.10.13	Leasing Operations	30,432.71	30,432.71
10.1.1.10.10.15	Marketable Securities	749,885.03	749,885.03
10.1.1.10.10.17	Foreign Exchange Transactions	34,077.89	34,077.89
10.1.1.10.10.19	Compulsory Deposits	15,615.69	15,615.69
10.1.1.10.20.00	EXPENSES ON FINANCIAL INTERMEDIATION	(1,519,645.46)	(1,519,645.46)
10.1.1.10.20.12	Deposits and Securities Sold	(989,322.53)	(989,322.53)
10.1.1.10.20.14	Borrowings and Onlendings	(134,429.27)	(134,429.27)
10.1.1.10.20.20	Provision for Lending, Leasing and Other Credits Losses	(395,893.66)	(395,893.66)
10.1.1.10.00.00	GROSS PROFIT FROM FINANCIAL INTERMEDIATION	800,252.28	800,252.28
10.1.1.20.00.00	OTHER OPERATING INCOME (EXPENSES)	(503,916.72)	(503,916.72)
10.1.1.20.21.00	Services Rendered	367,035.02	367,035.02
10.1.1.20.22.00	Salaries, Benefits, Training and Social Security	(297,889.03)	(297,889.03)
10.1.1.20.24.00	Other Administrative Expenses	(497,879.35)	(497,879.35)
10.1.1.20.26.00	Financial Transaction and Other Taxes	(105,782.93)	(105,782.93)
10.1.1.20.23.00	Equity in Results of Subsidiary and Associated Companies	142,898.70	142,898.70
10.1.1.20.25.00	Other Operating Income	55,847.53	55,847.53
10.1.1.20.32.00	Other Operating Expenses	(168,146.66)	(168,146.66)
10.1.1.00.00.00	OPERATING INCOME	296,335.56	296,335.56
10.1.2.00.00.00	NON-OPERATING INCOME, NET	(10,920.83)	(10,920.83)
10.1.0.00.00.00	INCOME BEFORE TAXES AND PROFIT SHARING	285,414.73	285,414.73
10.2.0.00.00.00	INCOME TAX AND SOCIAL CONTRIBUTION	(11,804.32)	(11,804.32)
10.3.0.00.00.00	PROFIT SHARING	(47,298.50)	(47,298.50)
10.0.0.00.00.00	**NET INCOME**	**226,311.91**	**226,311.91**
30.0.0.00.00.00	NET INCOME PER SHARE: R$	0.000001633468908	0.000001633468908

Amounts expressed in thousands of Reais

7012 - FINANCIAL GROUP STATEMENT OF CHANGES IN FINANCIAL POSITION

CODE	DESCRIPTION	From January 1, 2002 to March 31, 2002
10.0.0.00.00.00	FINANCIAL RESOURCES WERE PROVIDED BY	6,049,071.85
10.1.0.00.00.00	ADJUSTED NET INCOME FOR THE PERIOD	313,857.70
10.2.0.00.00.00	CHANGES IN DEFERRED INCOME	(1,892.98)
10.3.0.00.00.00	STOCKHOLDERS' FUNDS	4,956.36
10.3.1.00.00.00	Realization of Capital	4,956.36
10.5.0.00.00.00	THIRD PARTY FUNDS	5,732,150.77
10.5.1.00.00.00	Increase in Liabilities	4,197,126.09
10.5.1.01.00.00	Deposits	320,706.34
10.5.1.07.00.00	Securities Sold Under Repurchase Agreements	1,053,506.30
10.5.1.08.00.00	Interbank and Interdepartmental Accounts	1,213,729.27
10.5.1.09.00.00	Other Liabilities	1,609,184.18
10.5.2.00.00.00	Decrease in Assets	819,141.09
10.5.2.01.00.00	Interbank Investments	485,843.78
10.5.2.04.00.00	Lending Operations	333,297.31
10.5.3.00.00.00	Sale of Assets and Investments	206,747.40
10.5.3.01.00.00	Investments in Subsidiary Companies	12,966.24
10.5.3.02.00.00	Foreclosed Assets	19,387.88
10.5.3.03.00.00	Fixed Assets	675.22
10.5.3.04.00.00	Leased Fixed Assets	168,074.26
10.5.3.05.00.00	Investments	5,643.80
10.5.4.00.00.00	Dividends and Interest on Own Capital Received from Subsidiary Companies	509,136.19
20.0.0.00.00.00	FINANCIAL RESOURCES WERE USED FOR	6,114,455.90
20.2..0.00.00.00	DIVIDENDS AND INTEREST ON OWN CAPITAL PROPOSED/DISTRIBUTED	820.92
20.3.0.00.00.00	ACQUISITION OF OWN STOCKS	2,180.40
20.4.0.00.00.00	INVESTMENTS IN	291,729.82
20.4.1.00.00.00	Subsidiary and Associated Companies	65,983.78
20.4.2.00.00.00	Foreclosed Assets	25,553.17
20.4.3.00.00.00	Fixed Assets	23,392.21
20.4.4.00.00.00	Leased Fixed Assets	169,629.14
20.4.5.00.00.00	Investments	7,171.52
20.5.0.00.00.00	DEFERRED CHARGES	52,258.49
20.6.0.00.00.00	INCREASE IN ASSETS	5,236,209.18
20.6.2.00.00.02	Marketable Securities	2,032,711.52
20.6.3.00.00.00	Interbank and Interdepartmental Accounts	1,334,758.83
20.6.5.00.00.00	Leasing Operations	5,529.97
20.6.6.00.00.00	Other Credits	1,852,592.35
20.6.7.00.00.00	Other ssets	10,616.51
20.7.0.00.00.00	DECREASE IN LIABILITIES	531,257.09
20.7.5.00.00.00	Mortgage Notes	16,586.15
20.7.8.00.00.00	Borrowings and Onlending in Brazil - Governmental Agencies	514,670.94
30.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS (10.0.0.00.00.00 – 20.0.0.00.00.00)	(65,384.05)
50.0.0.00.00.00	CASH AND DUE FROM BANKS AT BEGINING OF THE PERIOD	933,912.24
60.0.0.00.00.00	CASH AND DUE FROM BANKS AT THE END OF THE PERIOD	868,528.19
70.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS (= 30.0.0.00.00.00)	(65,384.05)

Amounts expressed in thousands of Reais

7013 - FINANCIAL ECONOMIC GROUP – CONEF

CONEF	DESCRIPTION	March 31, 2002
10.0.0.00.00-3	CURRENT AND LONG-TERM ASSETS	**54,795,366.89**
10.1.0.00.00-2	AVAILABLE FUNDS	**946,933.11**
10.1.1.00.00-5	Cash	602,669.75
10.1.2.00.00-8	Bank Deposits	73,440.05
10.1.3.00.00-1	Free Reserves	1,852.64
10.1.4.00.00-4	Investments in Gold	4,009.72
10.1.5.00.00-7	Foreign Money Supply	**264,960.95**
10.1.5.10.00-4	FOREIGN BANK DEPOSITS	251,620.44
10.1.5.20.00-1	FOREIGN AVAILABLE FUNDS	13,340.51
10.2.0.00.00-1	SHORT-TERM INTERBANK INVESTMENTS	**3,823,213.27**
10.2.1.00.00-4	Securities Purchased Under Resale Agreements	**2,737,790.35**
10.2.1.10.00-1	RESALES TO LIQUIDATE- OWN PORTFOLIO	**505,077.89**
10.2.1.10.10-4	Federal Government Securities	505,077.89
10.2.1.20.00-8	RESALES TO LIQUIDATE - THIRD PORTFOLIO	2,232,712.46
10.2.2.00.00-7	Interbank Deposits	**1,033,180.94**
10.2.2.10.00-4	INTERBANK DEPOSITS	1,040,680.94
10.2.2.30.00-8	(-) Own Interbank Deposits to liquidate	(7,500.00)
10.2.5.00.00-6	Saving Deposits	851.94
10.2.6.00.00-9	Foreign Currency Investments	**51,390.04**
10.2.6.10.00-6	PRIOR NOTICE AND FIXED TIME	51,390.04
10.3.0.00.00-0	MARKETABLE SECURITIES	**17,453,841.63**
10.3.1.00.00-3	Marketable Securities	**7,699,920.23**
10.3.1.10.00-0	FIXED RATE SECURITIES	**4,992,524.66**
10.3.1.10.10-3	Federal Government Securities	2,162,021.97
10.3.1.10.20-6	State and Municipal Securities	11,792.37
10.3.1.10.30-9	Bank Debt Securities	199,027.46
10.3.1.10.90-7	Others	2,619,682.86
10.3.1.15.00-5	MUTUAL FUNDS	1,958,831.55
10.3.1.17.00-3	Floating Rate Securities - Technical Provisions Reserve Guaranteed Investments	**2,445.91**
10.3.1.17.40-5	Marketable Equity Securities	2,445.91
10.3.1.20.00-7	FLOATING RATE SECURITIES - OTHERS	**112,320.69**
10.3.1.20.10-0	Listed Companies	92,779.89
10.3.1.20.20-3	Closed Companies	3,725.83
10.3.1.20.30-6	Subscription Bonus of Listed Company	470.05
10.3.1.20.40-9	Equity Funds	15,344.92
10.3.1.60.00-5	COMMODITIES	140.90
10.3.1.85.00-4	FOREIGN MARKETABLE SECURITIES	**786,859.07**
10.3.1.85.10-7	Brazilian Sovereign Bonds	127,744.07
10.3.1.85.20-0	Securities of Foreign Governments	19,679.45
10.3.1.85.30-3	Brazilian State-Owned Companies	77,258.60
10.3.1.85.90-1	Others	562,176.95
10.3.1.90.00-6	MARKETABLE SECURITIES OF SPECIAL REGIME COMPANIES	1,528.16
10.3.1.99.00-7	PROVISION FOR LOSSES	**(154,730.71)**
10.3.1.99.10-0	Federal Government Securities	(9,883.72)

Amounts expressed in thousands of Reais

CONEF	DESCRIPTION	March 31, 2002
10.3.1.99.20-3	Bank Debt Securities	(826.17)
10.3.1.99.60-5	State and Municipal Securities	(11,792.37)
10.3.1.99.75-3	Securities issued by Brazilian Public Companies abroad	(1,288.81)
10.3.1.99.85-6	MARKETABLE EQUITY SECURITIES OF PRIMARY PLACING SERVICES	(9,771.85)
10.3.1.99.95-9	Others Abroad	(76,748.72)
10.3.1.99.99-7	Others Local	(44,419.07)
10.3.2.00.00-6	Subject to Commitments	**7,373,104.53**
10.3.2.10.00-3	SUBJECT TO REPURCHASE COMMITMENTS	**7,373,739.29**
10.3.2.10.10-6	Federal Government Securities	6,548,663.23
10.3.2.10.90-0	Others	825,076.06
10.3.2.99.00-0	(-) Allowance for Losses	**(634.76)**
10.3.2.99.10-3	(-) Federal Government Securities	(561.65)
10.3.2.99.99-0	(-) Other	(73.11)
10.3.3.00.00	Subject to negotiation and intermediation of securities	3.50
10.3.4.00.00-2	Subject to Brazilian Central Bank	**1,411,205.33**
10.3.4.10.00-9	SUBJECT TO BRAZILIAN CENTRAL BANK	1,411,205.33
10.3.5.00.00-5	Certificates of Privatization	78.66
10.3.6.00.00-8	Subject to Guarantee Rendered	**969,529.38**
10.3.6.10.00-5	SUBJECT TO GUARANTEE RENDERED	**969,619.76**
10.3.6.10.10-8	Federal Government Securities	969,619.76
10.3.6.99.00-2	(-) prov d tit	**(90.38)**
10.3.6.99.10-5	(-) Titulos Publicos Federais	(90.38)
10.4.0.00.00-9	INTERBANK ACCOUNTS	**2,958,147.58**
10.4.1.00.00-2	Check Clearing	1,566,818.59
10.4.2.00.00-5	Restricted Deposits	**1,387,806.55**
10.4.2.10.00-2	BRAZILIAN CENTRAL BANK	1,326,220.68
10.4.2.50.00-0	SFH - FAHBRE AND FGTS DEPOSITS TO REIMBURSE	30,891.49
10.4.2.65.00-2	SFH - SALARY VARIATIONS COMPENSATION FUND	**30,694.38**
10.4.2.65.10-5	Novation Option	30,694.38
10.4.4.00.00-1	Correspondent Banks	3,522.44
10.5.0.00.00-8	INTERDEPARTMENTAL ACCOUNTS	6,164.11
10.6.0.00.00-7	LENDING AND LEASING OPERATIONS	**19,510,880.42**
10.6.1.00.00-0	Lending Operations	**19,547,460.95**
10.6.1.10.00-7	LOANS AND DISCOUNTED LOANS	11,191,873.22
10.6.1.20.00-4	FINANCING	8,182,890.26
10.6.1.30.00-1	AGRICULTURAL	763,474.53
10.6.1.40.00-8	REAL ESTATE LOANS	**553,858.68**
10.6.1.40.30-7	Habitational Loans	553,858.68
10.6.1.90.00-3	ALLOWANCE FOR LOAN LOSSES	(1,144,635.74)
10.6.2.00.00-3	Leasing Operations	**(36,580.53)**
10.6.2.10.00-0	LEASING OPERATIONS	22,627.43
10.6.2.90.00-6	ALLOWANCE FOR LOAN LOSSES	(59,207.96)
10.9.0.00.00-4	OTHER RECEIVABLES	**10,096,186.77**
10.9.1.00.00-7	Guarantees Honored	1,606.91
10.9.2.00.00-0	Foreign Exchange	**3,106,221.68**
10.9.2.06.00-4	UNSETTLED EXCHANGE PURCHASES	**2,499,575.46**
10.9.2.06.10-7	Export and Interbank Contracts	2,360,680.71

Amounts expressed in thousands of Reais

CONEF	DESCRIPTION	March 31, 2002
10.9.2.06.30-3	Financial Contracts	8,474.18
10.9.2.06.70-5	Interdepartmental and Arbitrage Contracts	130,420.57
10.9.2.13.00-4	Unsetlled exchange purshases - Float Rates	258.92
10.9.2.13.50-9	Financing	258.92
10.9.2.25.00-9	RIGHTS ON FOREIGN EXCHANGE SOLD	**861,664.00**
10.9.2.25.10-2	Import and Financial Contracts	149,135.02
10.9.2.25.20-5	Interbank Contracts	575,779.74
10.9.2.25.60-7	Interdepartmental and Arbitrage Contracts	136,749.24
10.9.2.26.00-8	CONTRACTS ADVANCES IN LOCAL CURRENCY	(284,333.83)
10.9.2.33.00-8	RIGHTS ON FOREIGN EXCHANGE SOLD - FLOATING RATES	**4,085.98**
10.9.2.33.10-1	Import and Financial Contracts	4,085.98
10.9.2.34.00-7	CONTRACTS ADVANCES IN LOCAL CURRENCY - FLOATING RATES	**(3,599.24)**
10.9.2.34.10-0	(-) IMPORTAÇÃO E FINANCEIRO (IMPORT AND FINANCIAL)	(3,599.24)
10.9.2.45.00-3	RECEIVABLES IN FOREIGN CURRENCY	3,056.20
10.9.2.50.00-5	INCOME RECEIVABLE OF CONTRACTED ADVANCES AND IMPORT CONTRACTS	25,514.19
10.9.3.00.00-3	Income Receivable	83,246.57
10.9.4.00.00-6	Negotiation and Intermediation of Securities	**617,609.23**
10.9.4.10.00-3	Cash – Register and Liquidation	13,372.41
10.9.4.30.00-7	DEBTS TO LIQUIDATE	129,572.71
10.9.4.40.00-4	Financial Assets and Commodities Transactions to Liquidate	961.13
10.9.4.53.00-8	RECEIVABLES UNDER SWAP CONTRACTS	379,877.88
10.9.4.90.00-9	OTHER NEGOTIATION AND INTERMDETIANTION OF SECURITIES	93,825.10
10.9.5.00.00-9	Specific Credits	**1,184,340.75**
10.9.5.30.00-0	INSURANCE COMPANIES	**449,344.19**
10.9.5.30.10-3	Receivables of insurance operations	446,908.77
10.9.5.30.20-6	Notes and Credits Receivable	6,845.42
10.9.5.30.30-9	Provision for Loans Losses	(4,410.00)
10.9.5.40.00-7	Capitalization Company	**350.94**
10.9.5.40.10-0	Securities and Income Receivable	350.94
10.9.5.45.00-2	CREDIT CARD COMPANIES	**734,645.62**
10.9.5.45.10-5	Notes and Credits Receivable	918,718.74
10.9.5.45.20-8	Provision for Loans Losses	(184,073.12)
10.9.7.00.00-5	Others	**4,973,683.41**
10.9.7.05.00-0	ACCOUNTS RECEIVABLE FROM NON-FINANCIAL ACTIVITIES	20,219.03
10.9.7.10.00-2	INVENTORIES	4,969.16
10.9.7.25.00-4	OTHER ASSETS	**224,385.35**
10.9.7.25.90-1	Other Assets	224,385.35
10.9.7.30.00-6	PROVISION FOR LOSSES	**(74,989.16)**
10.9.7.30.90-3	Other Assets	(74,989.16)
10.9.7.40.00-3	DEFERRED TAX	2,116,443.21
10.9.7.45.00-8	PREPAID TAXES	308,474.46
10.9.7.50.00-0	TAX RECOVERY	8,564.62
10.9.7.90.00-8	FOREIGN DEBTORS	30,737.21
10.9.7.95.00-3	LOCAL DEBTORS	2,334,879.53
10.9.8.00.00-8	Nonperforming Loans	**(58,968.11)**

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
IFT - QUARTERLY FINANCIAL INFORMATION – MARCH 31, 2002
Amounts expressed in thousands of Reais

CONEF	DESCRIPTION	March 31, 2002
10.9.8.90.00-1	ALLOWANCE FOR LOAN LOSSES	(58,968.11)
10.9.9.00.00-1	Prepaid Expenses	188,446.33
20.0.0.00.00-6	PERMANENT ASSETS	**5,087,703.62**
20.1.0.00.00-5	INVESTMENTS	**1,583,866.88**
20.1.2.00.00-1	Investments in Subsidiary Companies	**49,715.96**
20.1.2.10.00-8	INVESTMENTS IN SUBSIDIARY COMPANIES	**49,715.96**
20.1.2.10.90-5	Others	49,715.96
20.1.3.00.00-4	Fiscal Incentive Investments	8,078.62
20.1.4.00.00-7	Membership Certificates	**26,326.20**
20.1.4.10.00-4	MEMBERSHIP CERTIFICATES	**26,344.94**
20.1.4.10.10-7	Securities Exchanges and CETIP	24,476.31
20.1.4.10.90-1	Others	1,868.63
20.1.4.99.00-1	PROVISION FOR LOSSES	(18.74)
20.1.5.00.00-0	Stocks and Quotas	**55,354.91**
20.1.5.10.00-7	STOCKS AND QUOTAS	**77,373.28**
20.1.5.10.10-0	Companies of Liquidation and Custody Linked to Securities Exchange	10,577.05
20.1.5.10.20-3	Others	66,796.23
20.1.5.99.00-4	PROVISION FOR LOSSES	**(22,018.37)**
20.1.5.99.10-7	Companies of Liquidation and Custody Linked to Securities Exchange	(570.46)
20.1.5.99.20-0	Others	(21,447.91)
20.1.9.00.00-2	Other Investments	**1,444,391.19**
20.1.9.90.00-5	OTHER INVESTMENTS	1,451,518.73
20.1.9.99.00-6	PROVISION FOR LOSSES	(7,127.54)
20.2.0.00.00-4	PROPERTY AND EQUIPMENT	**1,216,641.87**
20.2.1.00.00-7	Storaged Furniture and Equipment	1,043.24
20.2.2.00.00-0	Property and Equipment in Process	2,871.18
20.2.3.00.00-3	Land and Buildings	**700,768.60**
20.2.3.10.00-0	LAND AND BUILDINGS	887,781.40
20.2.3.99.00-7	ACCUMULATED DEPRECIATION OF LAND AND BUILDINGS	(187,012.80)
20.2.4.00.00-6	Furniture and Equipment	**195,977.24**
20.2.4.10.00-3	FURNITURE AND EQUIPMENT	414,212.96
20.2.4.99.00-0	ACCUMULATED DEPRECIATION OF FURNITURE AND EQUIPMENT	(218,235.72)
20.2.8.00.00-8	Others	**315,981.61**
20.2.8.90.00-1	OTHERS OPERATING ASSETS	636,352.62
20.2.8.99.00-2	ACCUMULATED DEPRECIATION OF OTHER OPERATING ASSETS	(320,371.01)
20.3.0.00.00-3	LEASED ASSETS	**1,494,263.71**
20.3.1.00.00-6	LEASED ASSETS	1,494,263.71
20.4.0.00.00-2	DEFERRED CHARGES	**792,931.16**
20.4.1.00.00-5	Organization and Expansion Costs	**1,388,791.89**
20.4.1.10.00-2	LEASED LOSSES TO AMORTIZE	66,008.00
20.4.1.90.00-8	OTHERS ORGANIZATION AND EXPANSION COSTS	1,322,783.89
20.4.9.00.00-9	Accumulated Amortization	**(595,860.73)**
20.4.9.10.00-6	LEASED LOSSES TO AMORTIZE	(27,996.90)
20.4.9.90.00-2	OTHERS	(567,863.83)
30.0.0.00.00-9	OFF-BALANCE ITEMS	**378,186,243.68**
30.1.0.00.00-8	CO-OBLIGATION AND RISKS FOR GUARANTEES PROVIDED	**4,348,360.31**
30.1.1.00.00-1	Imported Credits Outstanding	62,571.37

Amounts expressed in thousands of Reais

CONEF	DESCRIPTION	March 31, 2002
30.1.3.00.00-7	Confirmed Exported Credits	2,246.40
30.1.4.00.00-0	Guarantees Provided	**4,269,437.34**
30.1.4.10.00-7	FINANCIAL INSTITUITIONS AUTHORIZE TO OPERATE BY BRAZILIAN CENTRAL BANK	310,817.74
30.1.4.90.00-3	OTHERS	3,958,619.60
30.1.5.00.00-3	Co-obligation for Credit Assignment	14,105.20
30.3.0.00.00-6	MARKETABLE SECURITIES	**12,976,452.01**
30.3.1.00.00-9	Securities Registered on SELIC	7,961,879.25
30.3.2.00.00-2	Securities Non-Registered on SELIC	5,014,572.76
30.4.0.00.00-5	CUSTODY	**93,307,768.85**
30.4.4.00.00-7	Securities in Guarantee of Rural Debts ReNegotiation	2,134.07
30.4.9.00.00-2	Others	93,305,634.78
30.5.0.00.00-4	COLLECTION	6,204,000.29
30.6.0.00.00-3	NEGOTIATION AND INTERMEDIATION OF SECURITIES	**55,459,277.33**
30.6.1.00.00-6	Equity, Financial Assets and Commodities	51,809,330.98
30.6.3.00.00-2	Guarantees Honored and Other Guarantees on Securities Exchanges	2,429,982.26
30.6.5.00.00-8	Credit Risk on Swap Contracts	**1,219,964.09**
30.6.5.10.00-5	CREDIT RISK ON SWAP CONTRACTS	291,571.00
30.6.5.20.00-2	RECEIVABLES UNDER SWAP CONTRACTS	573,269.28
30.6.5.30.00-9	PAYABLES UNDER SWAP CONTRACTS	355,123.81
30.8.0.00.00-1	CONTRACTS	21,826,460.75
30.9.0.00.00-0	CONTROL	**184,063,924.14**
30.9.7.00.00-1	Capital Required to Market Risk Covery	**362,237.29**
30.9.7.10.00-8	Exchange Rate	298,987.00
30.9.7.20.00-5	INTEREST RATE	63,250.29
30.9.9.00.00-7	Others Off-Balance Assets	183,701,686.85
39.9.9.99.99-4	TOTAL ASSETS	**438,069,314.19**
40.0.0.00.00-2	CURRENT ANDLONG-TERM LIABILITIES	**52,833,855.02**
40.1.0.00.00-1	DEPOSITS	**19,299,664.31**
40.1.1.00.00-4	Demand Deposits	2,217,492.36
40.1.2.00.00-7	Saving Deposits	4,715,710.48
40.1.3.00.00-0	Interbank Deposits	176,386.49
40.1.5.00.00-6	Time Deposits	12,188,513.03
40.1.8.00.00-5	Foreign Deposits	1,561.95
40.2.0.00.00-0	FUNDS OBTAINED IN THE OPRN MARKET	**9,143,524.48**
40.2.1.00.00-3	Own Portfolio	6,972,384.58
40.2.2.00.00-6	Third Parties Portfolio	2,171,139.90
40.3.0.00.00-9	NOTES AND DEBENTURES	**3,396,065.69**
40.3.1.00.00-2	Mortgage Notes	460,258.59
40.3.3.00.00-8	Accounts Payable for Foreign Marketable Securities	2,935,807.10
40.4.0.00.00-8	INTERBANK ACCOUNTS	1,401,191.62
40.5.0.00.00-7	INTERDEPARTMENTAL ACCOUNTS	207,637.22
40.6.0.00.00-6	BORROWINGS AND ONLENDINGS	**9,189,891.53**
40.6.1.00.00-9	Borrowings	**4,643,012.61**
40.6.1.10.00-6	LOCAL BORROWINGS	236,296.26
40.6.1.20.00-3	FOREIGN BORROWINGS	4,406,716.35
40.6.2.00.00-2	Onlendings	**4,546,878.92**

Amounts expressed in thousands of Reais

CONEF	DESCRIPTION	March 31, 2002
40.6.2.10.00-9	LOCAL ONLENDINGS	4,546,878.92
40.8.0.00.00-4	OTHER LIABILITIES	**10,195,880.17**
40.8.1.00.00-7	Collection of Taxes and Social Contributions	242,583.38
40.8.2.00.00-0	Foreign Exchange Portfolio	1,912,225.97
40.8.3.00.00-3	Social and Statutory	**92,706.98**
40.8.3.10.00-0	DIVIDENDS PAYABLE	63,598.97
40.8.3.15.00-5	PROVISION FOR PROFIT SHARING	27,286.88
40.8.3.30.00-4	GRATUITY PAYABLE	1,821.13
40.8.4.00.00-6	Taxes and Social Security	**1,179,875.05**
40.8.4.10.00-3	INCOME TAXES AND SOCIAL CONTRIBUTION	46,196.38
40.8.4.15.00-8	PROVISION FOR INCOME TAXES AND SOCIAL CONTRIBUTION	90,742.63
40.8.4.20.00-0	TAXES PAYABLE	159,398.75
40.8.4.30.00-7	Provision for deferred tax	5,933.02
40.8.4.50.00-1	PROVISION FOR TAX CONTINGENCIES	877,604.27
40.8.5.00.00-9	Negotiation and Intermediation of Securities	312,944.49
40.8.7.00.00-5	Specific Liabilities	**3,218,171.35**
40.8.7.30.00-6	INSURANCE COMPANIES	**827,700.95**
40.8.7.30.10-9	Non-Committed Technical Provisions	366,397.00
40.8.7.30.20-2	Committed Technical Provisions	300,561.19
40.8.7.30.30-5	Payable Related to Insurance	160,742.76
40.8.7.35.00-1	PRIVATE RETIREMENT COMPANIES	**1,583,780.74**
40.8.7.35.10-4	Non-Committed Technical Provisions	1,388,855.20
40.8.7.35.20-7	Committed Technical Provisions	194,018.33
40.8.7.35.30-0	Retirement debt trasactions	907.21
40.8.7.40.00-3	CAPITALIZATION COMPANIES	**226,897.41**
40.8.7.40.10-6	Non-Committed Technical Provisions	167,691.75
40.8.7.40.20-9	Committed Technical Provisions	59,205.66
40.8.7.45.00- 8	CREDIT CARD COMPANIES	**579,792.25**
40.8.7.45.10-1	Payable to Merchants - Credit Cards	579,792.25
40.8.9.00.00-1	Sundry	**3,237,372.95**
40.8.9.05.00-6	SUPPLIERS	5,998.03
40.8.9.08.00-3	PREPAID RESIDUAL VALUE	837,459.31
40.8.9.90.00-4	OTHER LIABILITIES	2,393,915.61
50.0.0.00.00-5	DEFERRED INCOME	49,736.45
60.0.0.00.00-8	STOCKHOLDERS' EQUITY	**6,756,171.98**
60.1.0.00.00-7	STOCKHOLDERS' EQUITY	**6,756,171.98**
60.1.1.00.00-0	Capital	**4,127,963.05**
60.1.1.10.00-7	CAPITAL	**4,060,294.72**
60.1.1.10.13-1	Common Shares - Local Residents	2,454,050.64
60.1.1.10.16-2	Non -Redemption Preferred Shares - Local Residents	471,129.45
60.1.1.10.17-9	Other Preferred Shares - Local Residents	24.01
60.1.1.10.23-4	Common Shares - Foreign Residents	11,675.97
60.1.1.10.26-5	Non -Redemption Preferred Shares - Foreign Residents	1,081,161.98
60.1.1.10.27-2	Other Preferred Shares - Foreign Residents	7.70
60.1.1.10.28-9	Quotas - Local Residents	42,244.97
60.1.1.20.00-4	CAPITAL INCREASE	**68,008.71**
60.1.1.20.13-8	Common Shares - Local Residents	68,002.52

Amounts expressed in thousands of Reais

CONEF	DESCRIPTION	March 31, 2002
60.1.1.20.17-6	Other Preferred Shares - Local Residents	6.19
60.1.1.50.00-5	(-) Capital to be Realized	(340.38)
60.1.3.00.00-6	Capital Reserves	241,356.38
60.1.4.00.00-9	Revaluation Reserves	6,585.55
60.1.5.00.00-2	Revenue Reserves	**2,478,097.77**
60.1.5.10.00-9	LEGAL RESERVE	249,512.50
60.1.5.20.00-6	STATUTORY RESERVE	2,228,583.73
60.1.5.80.00-8	SPECIAL DIVIDENDS RESERVE	**1.54**
60.1.5.80.99-8	Others	1.54
60.1.8.00.00-1	Retained Earnings	(6,544.02)
60.1.9.00.00-4	Treasury Stocks	(91,286.75)
70.0.0.00.00-1	REVENUES	**5,938,390.88**
70.1.0.00.00-0	REVENUE FROM FINANCIAL ACTIVITIES	5,075,326.34
70.2.0.00.00-9	REVENUE FROM NON-FINANCIAL ACTIVITIES	**852,876.52**
70.2.1.00.00-2	Insurance Companies	**278,253.57**
70.2.1.10.00-9	INSURANCE PREMIUMS	270,949.94
70.2.1.30.00-3	FINANCIAL REVENUES	7,303.63
70.2.2.00.00-5	Private Retirement Companies	**163,719.47**
70.2.2.10.00-2	PRIVATE RETIREMENT PREMIUMS	163,719.47
70.2.3.00.00-8	Capitalization Companies	**63,258.84**
70.2.3.10.00-5	CAPITALIZATION PREMIUMS	63,258.84
70.2.4.00.00-1	Credit Card Companies	**305,171.87**
70.2.4.10.00-8	CREDIT CARD REVENUES	305,171.87
70.2.9.00.00-6	Other Activities	**42,472.77**
70.2.9.10.00-3	SALES REVENUE OF GOODS AND SERVICES	41,959.55
70.2.9.30.00-7	FINANCIAL REVENUES	513.22
70.3.0.00.00-8	NON-OPERATING INCOME FROM FINANCIAL ACTIVITIES	9,449.14
70.4.0.00.00-7	NON-OPERATING INCOME FROM NON FINANCIAL ACTIVITIES	**738.88**
70.4.4.00.00-9	CREDIT CARD ADMINISTRATION	738.88
80.0.0.00.00-4	EXPENSES	**(5,695,083.80)**
80.1.0.00.00-3	EXPENSES FROM FINANCIAL ACTIVITIES	(5,047,273.45)
80.2.0.00.00-2	EXPENSES FROM NON-FINANCIAL ACTIVITIES	**(502,960.47)**
80.2.1.00.00-5	Insurance Companies	**(207,209.92)**
80.2.1.10.00-2	INSURANCE CLAIMS	(165,568.70)
80.2.1.20.00-9	SELLING AND OTHER INSURANCE EXPENSES	(32,518.96)
80.2.1.30.00-6	FINANCIAL EXPENSES	(1,995.89)
80.2.1.90.00-8	OTHERS	(7,126.37)
80.2.2.00.00-8	Private Retirement Companies	**(202,957.34)**
80.2.2.10.00-5	PRIVATE RETIREMENT PLANS BENEFITS EXPENSES	(168,274.92)
80.2.2.30.00-9	FINANCIAL EXPENSES	(34,448.89)
80.2.2.40.00-6	Administrative Expenses	(233.53)
80.2.3.00.00-1	Capitalization Companies	**(48,654.42)**
80.2.3.10.00-8	CAPITALIZATION PREMIUMS REDEEMPTION EXPENSES	(45,702.86)
80.2.3.20.00-5	SELLING AND OTHER CAPITALIZATION EXPENSES	(374.85)
80.2.3.40.00-9	ADMINISTRATIVE EXPENSES	(2,576.71)
80.2.4.00.00-4	Credit Card Companies	**(37,713.54)**

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
IFT - QUARTERLY FINANCIAL INFORMATION – MARCH 31, 2002
Amounts expressed in thousands of Reais

CONEF	DESCRIPTION	March 31, 2002
80.2.4.10.00-1	Credit card expenses	(1,400.75)
80.2.4.40.00-2	ADMINISTRATIVE EXPENSES	(36,312.79)
80.2.9.00.00-9	Other Activities	**(6,425.25)**
80.2.9.10.00-6	SALES EXPENSES OF GOODS AND SERVICES	(3,333.74)
80.2.9.20.00-3	SELLING EXPENSES	(3,091.51)
80.3.0.00.00-1	NON-OPERATING EXPENSES FROM FINANCIAL ACTIVITIES	(16,798.42)
80.4.0.00.00-0	NON-OPERATING EXPENSES FROM NON-FINANCIAL ACTIVITIES	**(14.53)**
80.4.4.00.00-2	Credit Card Activities	(14.53)
80.9.0.00.00-5	INCOME BEFORE TAXES AND PROFT SHARING	**(128,036.93)**
80.9.4.00.00-7	Income taxes and Social Contributions	**(81,488.21)**
80.9.4.10.00-4	INCOME TAXES	**(55,426.28)**
80.9.4.10.10-7	Financial Activities	(55,426.28)
80.9.4.30.00-8	SOCIAL CONTRIBUTION	**(26,061.93)**
80.9.4.30.10-1	Financial Activities	(26,061.93)
80.9.7.00.00-6	Profit Sharing	**(46,548.72)**
80.9.7.10.00-3	PROFIT SHARING	**(46,548.72)**
80.9.7.10.10-6	Administrators	(1,854.45)
80.9.7.10.20-9	Employees	(44,694.27)
90.0.0.00.00-7	OFF-BALANCE ITEMS	378,186,243.66
99.9.9.99.99-2	TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**438,069,314.19**

7014 - NOTES TO THE FINANCIAL STATEMENTS

1. Operations

The consolidated operations of Unibanco - União de Bancos Brasileiros S.A. and its direct and indirect subsidiaries and jointly controlled companies in Brazil and abroad include, besides the financial activities of the Unibanco Conglomerate, other activities carried out by subsidiaries with specific objectives, principally, related to insurance, credit card operations, capitalization plans and private retirement plans.

2. Presentation of Financial Statements

The financial statements of Unibanco - União de Bancos Brasileiros S.A. and its foreign branches (Unibanco) are presented together with the consolidated financial statements of Unibanco and its subsidiaries (Unibanco Consolidated), which comprise the accounts of Unibanco - União de Bancos Brasileiros S.A., its foreign branches, its direct and indirect subsidiaries, and its jointly controlled companies, as shown in Note 9.

The consolidated financial statements have been prepared in accordance with consolidation principles determined by the Brazilian Securities and Exchange Commission (CVM). Intercompany investments, balances, income and expenses, as well as unrealized results, were eliminated upon consolidation.

The financial statements of the subsidiaries Unibanco Leasing S.A. - Arrendamento Mercantil and Dibens Leasing S.A. – Arrendamento Mercantil were reclassified by means of out-of-book adjustments, in order to reflect their financial position and results of operations in the consolidation in accordance with the financial method of accounting for leasing transactions.

In conformity with CVM Instruction 247/96, assets, liabilities, revenues and expenses of jointly controlled companies have been included in the consolidated financial statements on a proportional basis.

3. Summary of Significant Accounting Policies

The accounting policies adopted by Unibanco and its subsidiary companies are in accordance with the requirements of Brazilian Corporate Law and the regulations of the Brazilian Central Bank, the Brazilian Securities and Exchange Commission and the Superintendency of Private Insurances.

(a) Determination of net income

Net income is determined on the accrual basis and considers:

- income, expenses and monetary or exchange rate variations, at official rates or indices, pro rata temporis, on current and long-term assets and liabilities;
- the effects of the provisions to adjust the assets to market or realizable values;
- the adjustments to the insurance, the capitalization and the retirement plans technical reserves;
- the effects of the adjustment of investments in subsidiary and associated companies to reflect the equity method of accounting;
- the provision for federal income tax at the rate of 15% on taxable income, plus a specific surcharge of 10% on taxable income over established fiscal limits;
- the provision for social contribution calculated at the rate of 9% on the adjusted income before income tax;
- tax credits calculated on temporary differences between book value and tax amounts and on tax losses; and
- profit sharing.

(b) Current and long-term assets

These assets are stated at cost plus, when applicable, the related income and monetary and exchange rate variations, and decreased by the related unearned income and/or allowances for losses. The allowance for lending, leasing and other credit losses is set up in an amount considered sufficient by management to cover possible future losses. Management's analysis to establish the provision required takes into account the economic environment, past experience and specific and general portfolio risks, as well as the regulations of the Brazilian Central Bank.

(c) Permanent assets

Investments, fixed assets and deferred charges are stated at cost.

Investments in subsidiary and associated companies are accounted for using the equity method of accounting, as shown in Note 9. Other investments consist principally of investments carried at cost and membership certificates of stock and commodities exchange adjusted to book equity values.

Goodwill relating to the acquisition of subsidiaries is being amortized up to 10 years, according to the expected period of benefit.

Depreciation of fixed assets is calculated on the straight-line method at the following annual rates: buildings in use - 4%; equipment in use - 10%; communications, data processing, and transportation systems - 20%.

Deferred charges, composed substantially of leasehold improvements and software acquisition and development, are amortized over the term of the respective lease contracts or up to five years.

(d) Current and long-term liabilities

These amounts include, when applicable, accrued interest and monetary and exchange rate variations.

Amounts expressed in thousands of Reais

4. Marketable Securities

	Unibanco								Unibanco Consolidated
Securities	Total	No stated maturity	Up to 3 months	3 months to 1 year	1-3 years	3-5 years	5-15 years	Over 15 years	Total
Own portfolio	**5,188,857**	**2,312,177**	**467,944**	**538,687**	**2,160,795**	**1,318,924**	**1,000,551**	**57,319**	**7,856,397**
Federal government securities	922,446	-	173,293	271,705	1,277,084	351,955	44,657	55,337	2,174,031
Corporate debt securities	2,489,878	52,864	189,576	209,664	826,681	836,054	854,654	-	2,969,493
Bank debt securities	1,510,146	685	93,809	38,281	44,544	102,690	26,593	-	306,602
Brazilian sovereign bonds	114,131	-	3,942	18,230	12,059	17,219	74,491	1,803	127,744
Securities of foreign governments	335	-	7,324	807	201	11,006	156	179	19,673
State and municipal securities	11,792	11,792	-	-	-	-	-	-	11,792
Exclusive mutual funds (1)	-	964,904	-	-	-	-	-	-	964,904
Opened mutual funds (2)	191	1,120,163	-	-	-	-	-	-	1,120,163
Marketable equity securities	135,344	157,268	-	-	-	-	-	-	157,268
Other	4,594	4,501	-	-	226	-	-	-	4,727
Subject to repurchase commitments (3)	**7,028,206**	-	**6,597,582**	**776,157**	-	-	-	-	**7,373,739**
Federal government securities	6,227,346	-	6,548,663	-	-	-	-	-	6,548,663
Corporate debt securities	309,408	-	426	308,981	-	-	-	-	309,407
Bank debt securities	58,303	-	8,770	73,685	-	-	-	-	82,455
Brazilian sovereign bonds	419,803	-	39,659	380,145	-	-	-	-	419,804
Securities of foreign governments	13,346	-	64	13,346	-	-	-	-	13,410
Subject to negotiation and intermediation of securities	**26**	-	**26**	-	-	-	-	-	**26**
Contracts and premiums to be exercised	26	-	26	-	-	-	-	-	26
Linked to Brazilian Central Bank	**1,128,418**	-	**471,504**	**353,992**	**585,709**	-	-	-	**1,411,205**
Federal government securities	1,128,418	-	471,504	353,992	585,709	-	-	-	1,411,205
Certificates of privatization	**64**	**181**	-	-	-	-	-	-	**181**
Linked to guarantees rendered	**641,600**	-	**15,686**	**438,814**	**515,120**	-	-	-	**969,620**
Federal government securities	641,600	-	15,686	438,814	515,120	-	-	-	969,620
Subtotal	**13,987,171**	**2,312,358**	**7,552,742**	**2,107,650**	**3,261,624**	**1,318,924**	**1,000,551**	**57,319**	**17,611,168**
Allowance for losses	**(95,386)**	**(79,296)**	**(20,959)**	**(4,590)**	**(19,769)**	**(4,781)**	**(27,055)**	-	**(156,450)**
Total	**13,891,785**	**2,233,062**	**7,531,783**	**2,103,060**	**3,241,855**	**1,314,143**	**973,496**	**57,319**	**17,454,718**

(1) Exclusive mutual funds are totally held by insurance, capitalization and private retirement companies, and the breakdown of their portfolios are as follow:

Securities	
Federal government securities	856,561
Corporate debt securities	47,342
Marketable equity securities	15,235
Other	45,766
Total	**964,904**

(2) Opened mutual funds are substantially held by insurance, capitalization and private retirement companies, and their portfolios are represented principally by fixed income securities.

(3) The maturities of securities subject to repurchase commitments follow the contractual maturities of repurchase agreements.

Amounts expressed in thousands of Reais

5. Lending and Leasing Operations Portfolio and Allowance for Lending, Leasing and Other Credit Losses

(a) Components of the lending and leasing operations portfolio by type and by maturity:

	Unibanco	Unibanco Consolidated
By type		
Loans and discounted notes	9,908,804	10,391,419
Financing	6,599,913	7,853,822
Agricultural loans	763,475	763,475
Real estate loans	545,688	553,858
Credit card	-	2,825,238
Total lending operations	**17,817,880**	**22,387,812**
Leasing operations	106	715,475
Advances on exchange contracts (1)	1,545,021	1,545,021
Total lending operations, leasing and advances on exchange contracts	**1,545,127**	**2,260,496**
Guarantees honored	1,607	1,607
Other receivables (2)	223,131	265,202
Total other credits	**224,738**	**266,809**
Assignment of loans with co-obligation (3)	-	**37,411**
Co-obligation on credit card customer financing (3)	-	**331,561**
Total risk (4)	**19,587,745**	**25,284,089**
By maturity		
Past-due for more than 14 days (Note 5d)	588,107	1,849,774
Falling due:		
Less than 3 months (5)	8,000,208	10,903,331
Between 3 months and 1 year	4,925,091	5,771,350
Between 1 and 3 years	3,552,125	4,159,096
More than 3 years	2,522,214	2,600,538
Total risk	**19,587,745**	**25,284,089**

(1) Recorded in "Other liabilities" and "Other credits" - "Foreign exchange portfolio".
(2) Other receivables consist of receivables from sale of assets and notes and credits receivable.
(3) Recorded as off-balance sheet items.
(4) The total risk does not include guarantees in the amount of R$4,131,404 in Unibanco and R$4,269,437 in Unibanco Consolidated, that are recorded as off-balance sheet items, from which management does not expect losses.
(5) Includes 14 days past-due amounts.

(b) Components of lending, leasing and other credits by business activity:

	Unibanco		Unibanco Consolidated	
	Value	% of distribution	Value	% of distribution
Manufacturing	7,490,474	38.2	7,742,460	30.6
Individual	3,936,299	20.1	8,947,926	35.4
Residential construction loans	89,159	0.5	89,159	0.4
Trade	2,162,682	11.0	2,531,422	10.0
Financial service	950,155	4.9	405,925	1.6
Other service	4,195,501	21.4	4,803,722	19.0
Agriculture, livestock, forestry and fishing	763,475	3.9	763,475	3.0
Total	**19,587,745**	**100.0**	**25,284,089**	**100.0**

Amounts expressed in thousands of Reais

(c) Concentration of lending, leasing and other credits:

	Unibanco		Unibanco Consolidated	
Largest clients	Value	% of the total	Value	% of the total
10 largest clients	2,438,087	12.5	2,038,676	8.1
50 following clients	5,072,322	25.9	4,939,836	19.5
100 following clients	3,041,270	15.5	2,871,805	11.4
Other clients	9,036,066	46.1	15,433,772	61.0
Total	**19,587,745**	**100.0**	**25,284,089**	**100.0**

(d) Components of lending, leasing and other credits and allowance for lending, leasing and other credits by risk level, as established in Resolution 2682 of the Brazilian National Monetary Council:

								Unibanco
			Past-due credits					
Risk level	% minimum allowance required	Current credits	Falling due installments	Overdue installments	Total credits	Distribution %	Total allowance	% effective allowance
AA	-	9,496,087	-	-	9,496,087	48.5	-	-
A	0.5	3,952,446	-	-	3,952,446	20.2	19,759	0.5
B	1.0	1,834,409	84,785	92,781	2,011,975	10.3	20,118	1.0
C	3.0	2,485,763	195,910	80,900	2,762,573	14.1	100,557	3.6
D	10.0	244,069	103,699	51,571	399,339	2.0	68,880	17.2
E	30.0	119,019	62,060	36,228	217,307	1.1	69,523	32.0
F	50.0	45,724	56,901	64,038	166,663	0.9	86,378	51.8
G	70.0	99,913	41,762	57,978	199,653	1.0	142,328	71.3
H	100.0	99,066	78,025	204,611	381,702	1.9	381,702	100.0
Total		**18,376,496**	**623,142**	**588,107**	**19,587,745**	**100.0**	**889,245**	
% of total risk							**4.5%**	

								Unibanco Consolidated
			Past-due credits					
Risk level	% minimum allowance required	Current credits	Falling due installments	Overdue installments	Total credits	Distribution %	Total allowance	% effective allowance
AA	-	10,005,981	-	-	10,005,981	39.6	-	-
A	0.5	7,343,320	-	-	7,343,320	29.0	45,819	0.6
B	1.0	1,873,979	147,706	382,740	2,404,425	9.5	25,576	1.1
C	3.0	2,725,868	256,580	310,948	3,293,396	13.0	127,821	3.9
D	10.0	258,498	123,719	216,565	598,782	2.4	104,916	17.5
E	30.0	127,229	72,640	152,447	352,316	1.4	129,389	36.7
F	50.0	54,243	65,496	186,348	306,087	1.2	168,875	55.2
G	70.0	104,897	48,794	167,540	321,231	1.3	234,797	73.1
H	100.0	118,733	106,632	433,186	658,551	2.6	658,551	100.0
Total		**22,612,748**	**821,567**	**1,849,774**	**25,284,089**	**100.0**	**1,495,744**	
% of total risk							**5.9%**	

The allowance for lending, leasing and other credit losses is recorded in accordance with Resolution 2682 of the Brazilian National Monetary Council. The minimum allowance for each level is utilized as a general rule however, based on the judgment and experience of management, higher percentages are used within each level in order to more accurately assess the risk of certain clients operations or portfolios.

(e) The operations renegotiated in the quarter with clients as established in Resolution 2682 of the Brazilian National Monetary Council totaled R$171,198 in Unibanco and R$245,225 in Unibanco Consolidated. These operations relate to portfolio operations and credits written off against loss and were recorded to maintain the risk assessment and the provision for losses existing prior to renegotiation. These operations will be better classified after the payment of a significant portion of the renegotiated debt. For such reclassification, the minimum payment percentage established by Unibanco is 25%.

Amounts expressed in thousands of Reais

(f) Change in the allowance for lending, leases and other credit losses during the quarter:

	Unibanco	Unibanco Consolidated
Balance at December 31, 2001	**937,971**	**1,538,495**
Provision for loan losses for the quarter	168,325	417,263
Loan charge-offs during the quarter	(217,051)	(460,014)
Balance at March 31, 2002	**889,245**	**1,495,744**
Loan recoveries during the quarter (1)	**30,754**	**78,671**

(1) Loan recoveries were recorded as revenue from "Lending operations" and "Leasing operations".

6. Foreign Exchange Portfolio

(a) Balance sheet accounts

	Unibanco	Unibanco Consolidated
Assets - Other credits		
Unsettled exchange purchases	2,499,835	2,499,835
Rights on foreign exchange sold	865,750	865,750
(-) Contracted advances in local currency	(287,933)	(287,933)
Income receivable from contracted advances	25,514	25,514
Other	3,056	3,056
Total	**3,106,222**	**3,106,222**
Liabilities - Other liabilities		
Unsettled exchange sales	855,620	855,620
Obligations for foreign exchange purchased	2,572,126	2,572,126
(-) Advances on exchange contracts	(1,519,507)	(1,519,507)
Other	3,984	3,987
Total	**1,912,223**	**1,912,226**
Off-balance sheet		
Import credits - outstanding	56,465	62,571
Confirmed export credits	1,578	2,246

(b) Statement of income

	Unibanco	Unibanco Consolidated
Income from foreign exchange transactions	496,894	531,238
Expenses from foreign exchange transactions	(352,330)	(385,110)
Income from foreign currency financing	107,104	107,104
Income from foreign short-term interbank investments	1,606	1,635
Expenses from obligations with foreign bankers	(295,927)	(296,116)
Other	75,190	75,190
Foreign exchange transactions for the quarter	**32,537**	**33,941**

Amounts expressed in thousands of Reais

7. Other Credits

	Unibanco	Unibanco Consolidated
Negotiation and intermediation of securities		
Swap operations - difference receivable	506,724	379,550
Debtors - pending settlement	4,535	129,573
Financial assets and commodities to liquidate	-	961
Other	74,837	107,526
Total	**586,096**	**617,610**
Short-term	**429,054**	**501,728**
Long-term	**157,042**	**115,882**
Sundry		
Deferred tax (Note 16a)	779,421	1,607,284
Judicial deposits for civil and labor suits	501,301	846,966
Social contribution carry forward (1)	286,853	509,135
Prepaid taxes	84,852	317,039
Notes and credits receivable	175,377	208,694
Receivables from credit card operations	-	175,802
Receivables from sale of assets	47,754	56,508
Salary advances and other	37,845	52,385
Social security advances	37,812	37,812
Other	291,511	697,435
Total	**2,242,726**	**4,509,060**
Short-term	**584,848**	**1,456,961**
Long-term	**1,657,878**	**3,052,099**

(1) The social contribution carry forward, related to an option in article 8th of Provisional Measure 2113-29/2001, is being offset in accordance with established fiscal parameters.

8. Foreign Branches

As mentioned in Note 2, the financial statements of foreign branches (Grand Cayman and Nassau) are consolidated with those of Unibanco.

The balances of these branches can be summarized as follows:

	US$ thousand	R$ thousand
Current assets	2,581,486	5,998,341
Long-term assets	1,016,468	2,361,865
Permanent assets	223	518
Total assets	**3,598,177**	**8,360,724**
Current liabilities	2,425,890	5,636,798
Long-term liabilities	661,668	1,537,452
Deferred income	257	597
Branch equity	510,362	1,185,877
Total liabilities	**3,598,177**	**8,360,724**
Net income for the quarter	**14,065**	**32,682**

Amounts expressed in thousands of Reais

9. Investments

(a) Investments in subsidiary and associated companies

Results of investments in subsidiary and associated companies were recorded as "Equity in results of subsidiary and associated companies". The foreign branches and subsidiary companies exchange gain in the amount of R$2,910 in Unibanco and R$1,587 in Unibanco Consolidated were recognized as "Other operating income". As a result of the high foreign exchange volatility in 2001, Unibanco partially hedged its foreign investments in U.S. dollars in the amount of US$450 million. The income of R$26,265 in Unibanco and Unibanco Consolidated, in the first quarter of 2002, was also recorded in "Other operating income", increasing the exchange gain on foreign investments. The investments in subsidiary and associated companies are detailed as follows:

	Number of shares or quotas		Percentage holding (%)		Adjusted stockholders' equity	Adjusted net income (loss)
	Common	Preferred	Unibanco	Unibanco Consolidated		
Subsidiary companies						
Unipart Participações Internacionais Ltd.	1,322,400	-	90.844	100.000	1,097,991	71,742
Unibanco Representação e Participações Ltda. (1)	613,349,683	-	99.854	99.854	895,996	83,937
Caixa Brasil Participações S.A. (2)	123,304,050,478	-	100.000	100.000	440,971	10,190
Banco Credibanco S.A.	211,861,478	198,846,054	98.883	98.883	252,652	23,677
Banco Fininvest S.A.	3,931	1,028	99.799	99.799	213,459	15,034
Banco Dibens S.A.	3,201,455,715	-	51.000	51.000	160,836	8,200
Unibanco Leasing S.A. – Arrendamento Mercantil	253,368	-	99.999	99.999	103,158	1,828
Unibanco Corretora de Valores Mobiliários S.A. (3)	30,000,000	30,000,000	99.999	100.000	51,769	(217)
Banco1.net S.A. (6)	21,775,476	-	64.690	64.690	44,051	(4,046)
Unibanco Securities Ltd.	17,770,000	-	100.000	100.000	27,324	(140)
Unibanco Asset Management – Banco de Investimento S.A.	1,468,400	1,262,829	93.000	93.000	21,430	3,142
Unipart Participações Internacionais Ltd.'s direct and indirect subsidiary companies (i)						
Unibanco Cayman Bank Ltd.	13,252,004	-	-	100.000	620,656	59,779
Unicorp Bank & Trust Ltd.	525,000	3,250,000	-	75.500	162,701	4,838
Unibanco União de Bancos Brasileiros (Luxembourg) S.A.	199,999	-	-	99.999	129,339	3,150
Banco Bandeirantes Grand Cayman, Inc.	6,000	-	-	100.000	64,727	(9)
Interbanco S.A.	18,999,793	-	-	99.999	38,761	2,287
Unibanco Securities, Inc	1,500	-	-	100.000	4,842	286
Unibanco Representação e Participações Ltda.'s direct and indirect subsidiary companies (i)						
Unibanco AIG Seguros S.A. (6)	336,204,913	183,878,703	-	49.692	1,144,995	47,577
Unibanco AIG Previdência S.A. (6)	465,403	-	-	100.000	93,745	10,367
Unibanco Companhia de Capitalização (6)	1,109,167	-	-	99.968	91,698	12,647
Unibanco AIG Saúde Seguradora S.A. (6)	20,000,000	-	-	100.000	24,558	1,645
Unibanco Empreendimentos e Participações Ltda.	201,111,880	-	-	100.000	200,160	1,217
Unibanco Empreendimentos Ltda.	150,488,716	-	-	100.000	129,795	294
BWU Representação e Participações Ltda. (6)	34,455,334	89,583,866	-	60.000	43,518	(2,608)
Estrel Administração e Corretagem de Seguros Ltda.	33,997	-	-	99.991	37,859	4,318
Caixa Brasil Participações S.A.'s direct subsidiary company						
Banco Bandeirantes S.A. (2) and (3)	78,728,068,140	68,155,559,063	1.890	100.000	446,189	10,079

Amounts expressed in thousands of Reais

	Number of shares or quotas		Percentage holding (%)		Adjusted stockholders' equity	Adjusted net income (loss)
	Common	Preferred	Unibanco	Unibanco Consolidated		
Jointly controlled companies (i)						
BUS Holding S.A. (4)	381,089	7,591	37.987	37.987	576,312	(821)
Credicard S.A.- Administradora de Cartões de Crédito (6)	12,937,771	-	-	33.333	328,222	124,467
Serasa – Centralização de Serviços dos Bancos S.A. (6)	360,890	348,855	-	19.045	157,121	12,102
Banco Investcred S.A. (6)	95,290	-	50.000	50.000	111,202	5,186
Tecnologia Bancária S.A. (6)	762,277,905	-	-	21.433	102,996	4,260
Redecard S.A. (6)	199,990	400,000	-	31.943	57,095	22,462
Cibrasec – Companhia Brasileira de Securitização (6)	7,500	-	12.499	12.499	36,685	1,297
Interchange Serviços S.A. (6)	74,999,999,998	-	-	25.000	27,676	1,298
FMX S.A. Sociedade de Crédito, Financiamento e Investimento (5)	83,115	83,115	-	50.000	24,121	2,751
Unibanco Rodobens Administradora de Consórcios Ltda. (6)	3,798,500	-	-	50.000	4,167	161
Associated companies						
AIG Brasil Companhia de Seguros (6)	54,213,933	-	-	49.999	74,479	2,730

	Equity in results adjustments		Investments value	
	Unibanco	Unibanco Consolidated	Unibanco	Unibanco Consolidated
Subsidiary companies				
Unipart Participações Internacionais Ltd.	65,177	-	997,463	-
Unibanco Representação e Participações Ltda. (1)	83,814	-	894,691	-
Caixa Brasil Participações S.A. (2)	16,672	-	254,118	-
Banco Credibanco S.A.	23,412	-	249,831	-
Banco Fininvest S.A.	15,004	-	213,029	-
Banco Dibens S.A.	4,247	-	82,027	-
Unibanco Leasing S.A. – Arrendamento Mercantil	1,828	-	103,157	-
Unibanco Corretora de Valores Mobiliários S.A. (3)	(130)	-	51,769	-
Banco1.net S.A. (6)	(2,617)	-	28,496	-
Unibanco Securities Ltd.	(140)	-	27,324	-
Unibanco Asset Management - Banco de Investimento S.A.	2,675	-	19,930	-
Others	1,407	-	36,846	-
Caixa Brasil Participações S.A.'s direct subsidiary company				
Banco Bandeirantes S.A. (2) and (3)	89	-	4,821	-
Jointly controlled companies (i)				
BUS Holding S.A. (4)	(312)	4	218,924	3,829
Banco Investcred S.A. (6)	2,593	-	55,601	-
Cibrasec – Companhia Brasileira de Securitização (6)	162	-	4,585	-
Others	(1,291)	-	-	-
Associated companies				
AIG Brasil Companhia de Seguros (6)	-	1,365	-	37,240
Others	-	663	-	8,648
Goodwill on acquisition of associated companies	-	-	1,461,847	1,467,758
Total	**212,590**	**2,032**	**4,704,459**	**1,517,475**

(i) The percentage shown in the Unibanco Consolidated column refers to the controlling companies' percentage holding.

(1) In a quotaholder meeting held at March 28, 2002 it was approved the distribution of dividends in the amount of R$500,000. The payment of this dividends will be made between June 3 and December 31, 2002.

(2) The difference between the net income and the equity in results adjustments and stockholders' equity and the investment are result of gains to be realized on the sale of companies between companies of Unibanco's Group, that are being recognized in line with amortization of goodwill.

(3) The difference between the net income of this company and the equity adjustment recognized in income, relates to the restatement of stock exchange membership certificates taken directly to net equity of the investee company.

Amounts expressed in thousands of Reais

(4) The National Telecommunications Agency (Anatel), through Act No. 21581 published in the official gazette on February 8, 2002, authorized Unibanco to reduce its common stock interest in BUS Holding S.A.., which is the reason why the control is shared.

(5) The company name will be changed to Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento, after Central Bank's approval.

(6) Companies audited by other independent auditors.

(b) Goodwill on acquisition of subsidiary companies

The goodwill relating to the acquisition of subsidiary companies is being amortized up to ten years, according to the expected period of benefit, and the amortized amount is recorded in "Other operating expenses". The consolidated balance of goodwill to be amortized and the amount amortized during the quarter were as follows:

Subsidiaries	Balance to be amortized	Amortization during the quarter
Bandeirantes	937,552	9,620
Credibanco	39,775	3,140
Fininvest	379,191	3,877
Investcred	56,419	1,472
Luizacred	31,835	10
Other	22,986	1,717
Total	**1,467,758**	**19,836**

10. Resources from Securities Issued

Resources from securities issued are represented by mortgage notes issued in Brazil and euronotes and commercial papers issued abroad.

(a) Mortgage notes are restated using the savings deposits index, plus average interest of 10.82% per annum, and are payable up to September 12, 2003.

(b) Euronotes

Maturity (1)	Currency	Unibanco	Unibanco Consolidated
Less than 3 months	US$	597,418	375,678
	EUR	32,709	32,611
		630,127	**408,289**
From 3 to 12 months	US$	1,358,993	1,077,982
	EUR	81,936	81,936
		1,440,929	**1,159,918**
From 1 to 3 years	US$	542,611	690,597
	EUR	231,928	230,462
		774,539	**921,059**
From 3 to 5 years	US$	**10,274**	**13,941**
From 5 to 15 years	US$	**49,740**	**56,611**
Total		**2,905,609**	**2,559,818**

(1) The maturity date considers, when applicable, the date the investor may ask to anticipate redemption (put rights).

The average interest rate at March 31, 2002 was 6.92% per annum in Unibanco and 7.06% per annum in Unibanco Consolidated.

(c) Commercial paper programs

The commercial paper programs, in the amount of R$323,224 in Unibanco and Unibanco Consolidated, are issued by Grand Cayman branch and are payable up to September 13, 2002, with interest rates between 1.93% and 3.48% per annum.

(d) The other issues totaled R$129,500 in Unibanco and R$52,766 in Unibanco Consolidated with maturities up to July 11, 2005 and an average interest rate of 7.98% per annum.

Amounts expressed in thousands of Reais

11. Borrowings and Onlending in Brazil – Governmental Agencies

Foreign borrowings consist principally of short-term credit lines for refinancing of foreign exchange transactions, import and exports.

Onlendings in Brazil – governmental agencies are payable up to 2018, with interest rates established by operational policies of BNDES (National Bank for Economic and Social Development).

12. Other Liabilities - Sundry

	Unibanco	Unibanco Consolidated
Technical provisions for insurance, capitalization and retirement plans	-	2,472,387
Payable to merchants - credit card	-	1,256,687
Provision for labor and civil litigation	345,007	677,237
Accounts payable for purchase of assets	247,970	248,330
Payable related to insurance	-	188,808
Provisions for personnel and administrative expenses	125,790	180,816
Payable for official agreement	75,160	75,160
Assumption of debts contracts	374,434	12,419
Amounts payable to associated company	39,729	-
Other	391,118	488,202
Total	**1,599,208**	**5,600,046**
Short-term	**1,120,365**	**3,192,386**
Long-term	**478,843**	**2,407,660**

13. Tax, Employee and Civil Litigations

Unibanco and its subsidiaries are defendants in several legal actions, relating principally to income taxes, indirect taxes and labor claims. Based on the advice of our external counsel, Unibanco recorded provisions to offset possible future losses, based on the success probability of the suits. Provisions recorded and the changes in the provision were as follows:

	Unibanco	Unibanco Consolidated
Balance at December 31, 2001	**648,680**	**1,471,784**
Provision charged	64,697	101,895
Payments	(14,613)	(18,838)
Balance at March 31, 2002	**698,764**	**1,554,841**

(a) Tax litigation

Unibanco and its subsidiaries are involved in several tax suit, including those relating to the constitutionality of certain taxes and the potential liability is fully provisioned.

(b) Employee litigation

Labor unions and former employees filed several lawsuits against Unibanco and its subsidiaries to seek compensation for labor rights. Unibanco cannot assure that it will win these lawsuits and, based of this, the contingency amount is recorded as provision, based on the average of payments made.

(c) Civil litigation

Unibanco and its subsidiaries filed other actions and claims on a variety of matters, including, previous economic plans. The civil litigations provisions are recorded in accordance with the probability of success in each type of claim.

(d) Bandeirantes shareholders' claims

Certain former minority shareholders of Banco Bandeirantes S.A. (Bandeirantes) have initiated lawsuits against Bandeirantes, Caixa Geral de Depósitos, former controlling shareholders of Bandeirantes and/or against Unibanco. Certain former shareholders of Banorte (a bank acquired by Bandeirantes before Unibanco became the controlling shareholder of Bandeirantes) have also filed lawsuits against Bandeirantes and the Central Bank of Brazil, seeking to terminate the Central Bank intervention in Banorte

Amounts expressed in thousands of Reais

before its acquisition by Bandeirantes. In accordance with the Agreement between Unibanco and Caixa Geral de Depósitos for the acquisition of a controlling interest in Bandeirantes, Caixa Geral de Depósitos assumed full responsibility for such lawsuits. Therefore it is not necessary to record provisions for this purpose.

14. Stockholders' Equity

(a) Capital

Subscribed and paid-in capital is comprised of shares without par value, as follows:

	Outstanding shares	Treasury stocks	Total
Common	75,568,744,349	-	75,568,744,349
Preferred	62,978,067,863	2,339,021,106	65,317,088,969
Total	**138,546,812,212**	**2,339,021,106**	**140,885,833,318**

Preferred shares carry no voting rights but have priority over common stocks in the reimbursement of capital in the case of liquidation, up to the amount of capital represented by such preferred shares, and are entitled to receive a 10% greater dividend per share than that distributed to common stockholders.

Each Share Deposit Certificate (*Unit*) is represented by a preferred share issued by Unibanco and by a Class B preferred share issued by Unibanco Holdings S.A. (Holdings) and is traded in the Brazilian market.

Each *Global Depositary Share* (GDS) is represented by 500 *Units*, and is traded in the international market.

(b) Dividends and interest on own capital

All stockholders are entitled to receive, in total, a mandatory dividend of at least 35% of the Bank's annual net income as stated in the statutory accounting records, adjusted for transfers to the legal reserve.

On January 22, 2002, the Board of Directors approved the distribution of dividends, as an advance against the mandatory dividend for 2001 in the amount of R$170,985 representing R$1.1801 per 1,000 common shares and R$1.2981 per 1,000 preferred shares. The payment of the dividends was made as from January 31, 2002.

For each *Unit* there were dividends of R$2.4874 per 1,000 Units attributed, R$1.1893 from Holdings and R$1.2981 from Unibanco.

For each GDS there were dividends of R$1.2437 attributed.

(c) Capital reserves

These reserves are substantially represented by share premium reserve.

(d) Treasury stocks and Buy-back program

The Board of Directors of Unibanco and Holdings in the meeting held on December 27, 2001 renewed the authorization,for a period of three months, for acquisition at market prices of up to 257,364,326 Unibanco's common shares and up to 3,177,019,267 Unibanco's preferred shares, and up to 3,438,618,826 Holdings' Class B preferred shares, to be maintained in treasury for subsequent sale or cancellation, without capital reduction. The acquisition can be made through the acquisition of shares, *Units* or GDS.

During the quarter, 41,400,000 preferred shares issued by Unibanco were repurchased by an average price of R$52.67. The minimum and maximum acquisition prices were R$52.30 and R$53.53, respectively.

Amounts expressed in thousands of Reais

15. Adjusted Net Income

	Unibanco	Unibanco Consolidated
Net income	**222,076**	**222,076**
Adjusts to net income	**(139,960)**	**103,780**
Depreciation and amortization	46,422	77,369
Goodwill on acquisition of subsidiary companies	23,119	19,836
Exchange gain on foreign investments	(2,910)	(1,587)
Provision for losses on investments	3,985	4,368
Equity in results of subsidiary and associated companies	(212,590)	(2,032)
Provision of foreclosed assets	2,014	5,826
Adjusted net income	**82,116**	**325,856**

16. Income Tax and Social Contribution

(a) Deferred tax assets

	Unibanco	Unibanco Consolidated
Provisions not currently deductible, mainly allowance for loan losses	768,803	1,345,240
Tax benefit on reorganization of insurance holdings	-	25,557
Tax loss and negative basis of social contribution carry-forward	10,618	363,762
Deferred tax liabilities relating to excess depreciation on leased assets and revaluation reserve	-	(133,619)
Net deferred tax assets	**779,421**	**1,600,940**
Total assets	**779,421**	**1,607,284**
Total liabilities	**-**	**6,344**

Deferred tax assets recorded in "Other credits - sundry" are computed at the tax rates in effect at each balance sheet date. Deferred tax assets not recognized totaled R$99,161 in Unibanco Consolidated at March 31, 2002.

The deferred tax assets were classified in current and long-term assets in accordance with the expected realization time, which is up to 4 years in Unibanco and up to 5 years in Unibanco Consolidated.

(b) Income tax and social contribution income (expenses)

	Unibanco	Unibanco Consolidated
Income before income tax and social contribution, net of profit sharing	235,397	327,657
Income tax and social contribution expenses at a rate of 25% and 9%, respectively	(80,035)	(111,403)
Adjustments to derive effective tax rate:		
.Equity in the results of subsidiary and associated companies, net of income from foreign subsidiaries	50,120	691
.Exchange gain on foreign branches and subsidiary companies	989	540
.Interest on own capital paid (received)	(1,628)	1,766
.Deferred tax assets from prior period	21,556	24,394
.Permanent differences (net)	(4,323)	6,200
Income tax and social contribution for the quarter	**(13,321)**	**(77,812)**

17. Commitments and Guarantees

	Unibanco	Unibanco Consolidated
Co-obligation and risks for guarantees provided	4,203,552	4,348,360
Assets under management (mainly mutual investment funds)	20,273,111	20,855,835
Lease commitments	29,747	29,747

Amounts expressed in thousands of Reais

18. Related-Party Transactions (Unibanco)

Assets	
Interbank investments	1,011,986
Marketable securities	1,308,340
Interbank accounts	152,492
Lending operations	559,288
Other credits	
. Income receivable	
Dividends and interest on own capital	512,804
. Negotiation and intermediation of securities	164,226
. Sundry	12,280
Liabilities	
Deposits	1,496,916
Securities sold under repurchase agreements	76,018
Resources from securities issued	
. Securities abroad	685,125
Interbank accounts	3,619
Borrowings	293,025
Other liabilities	
. Negotiation and intermediation of securities	4,530
. Sundry	627,261
Revenues	
Lending operations	9,442
Marketable securities	91,805
Services rendered	26,966
Expenses	
Deposits and securities sold	83,147
Borrowings and onlendings	6,908
Other administrative expenses	14,870
Other operating expenses	570

The amounts above reflect operations between Unibanco and its subsidiary companies, and were eliminated in consolidation. Transactions with unconsolidated related parties are limited to normal banking transactions and are not material in the operational context of Unibanco.

Related-party transactions were made at average market rates, in effect at the respective transaction dates, considering the absence of risk.

Services rendered relate basically to services offered by Unibanco to the group companies according to the terms of the contractual agreements, through utilization of physical assets and personnel related to credit card, leasing, capitalization plans, insurance operations and brokerage.

Other administrative expenses relate mainly to the payment of rents based on the market value of the buildings according to the lease contracts.

19. Financial Instruments

Unibanco enters into transactions in a variety of financial instruments recorded in its own financial statements or off-balance sheet in memorandum accounts, in order to meet its own and its customers' needs to reduce exposure to market, currency and interest rate risks.

The risks involved in these operations are managed through operational policies, determination of limits by the Bank's Financial Committee and by closely monitoring positions.

Amounts expressed in thousands of Reais

(a) Financial instruments recorded in the financial statements compared to market values at March 31, 2002 are as follows:

	Unibanco		Unibanco Consolidated	
	Book value	Market value	Book value	Market value
Assets				
Interbank deposits	1,966,629	1,970,825	1,033,181	1,037,355
Marketable securities	13,891,785	14,012,244	17,454,718	17,625,001
Lending operations	16,959,785	16,977,676	21,004,135	21,020,321
Derivatives, net	424,574	439,120	249,196	270,686
Liabilities				
Interbank deposits	600,000	600,562	176,386	176,948
Time deposits	10,831,312	10,835,576	12,188,513	12,192,791
Mortgage notes	444,675	443,176	460,258	458,759
Resources from securities issued abroad	3,358,333	3,379,387	2,935,808	2,961,670
Treasury stocks	88,948	129,535	88,948	129,535

The market value of marketable securities was based on the average rate in effect on the last business day of the quarter, as informed by Brazilian Central Bank, Stock Exchanges, trade associations and external entities.

The market value of interbank deposits, lending operations, interbank deposits payable, time deposits and mortgage notes, was based on the average rate practiced by Unibanco on the last business day of the quarter, for similar operations.

The market value of resources from securities issued abroad was based on the average quoted prices in effect on the correspondent markets on the last business day of the quarter, as informed by external entities.

The market value of treasury stocks was based on *Units* price at March 28, 2002 in the São Paulo Stock Exchange.

The market value of derivatives was based, principally, on the average rate in effect on the market on the last business day of the quarter for operations with similar maturities and indices, as informed by the Futures and Commodities Exchange - BM&F and trade associations.

Amounts expressed in thousands of Reais

(b) The current notional values of off-balance sheet financial instruments at March 31 are as follows:

	Unibanco		Unibanco Consolidated	
	Current notional value	Net exposure	Current notional value	Net exposure
Futures contracts				
Purchase commitments				
Currencies	1,440,271	1,440,271	1,440,271	1,298,385
Interbank interest rate	428,448	-	616,245	-
Exchange coupon	1,095,311	-	1,286,695	-
Sale commitments				
Currencies	-	-	141,886	-
Interbank interest rate	4,804,319	4,375,871	5,550,643	4,934,398
Exchange coupon	2,833,705	1,738,394	3,377,202	2,090,507
Term contracts				
Assets position				
Interbank interest rate	840,791	491,860	1,398,516	1,049,585
Fixed interest rate	348,912	-	348,912	-
Liabilities position				
Interbank interest rate	348,931	-	348,931	-
Fixed interest rate	843,493	494,581	1,401,566	1,052,654
***Swap* contracts**				
Assets position				
Currencies	263,496	-	694,958	-
Interbank interest rate	6,896,861	4,759,027	6,468,639	3,598,921
Fixed interest rate	1,749,165	-	1,341,071	-
Other	1,900,653	741,847	1,944,389	765,261
Liabilities position				
Currencies	4,216,114	3,952,618	3,357,601	2,662,643
Interbank interest rate	2,137,834	-	2,869,718	-
Fixed interest rate	2,870,152	1,120,987	2,790,371	1,449,300
Other	1,158,806	-	1,179,128	-
Option contracts				
Purchase commitments				
Shares	1,434	1,434	1,434	1,434
Index	15,000	-	15,000	-
Sale commitments				
Index	15,050	50	15,050	50

The operations above do not represent Unibanco's total exposure to market, currency and interest rate risks since they only consider the values of off-balance sheet financial instruments.

The amounts of term contracts payable are R$2,721 in Unibanco and R$3,069 in Unibanco Consolidated and are recorded in "Other liabilities - Negotiation and intermediation of securities".

The amounts of receivables under the swap contracts are R$506,724 in Unibanco and R$379,550 in Unibanco Consolidated and the amounts of payables are *R$79,455 in Unibanco and R$127,311 in Unibanco Consolidated* and are recorded *in* "Other receivables" and "Other liabilities", respectively, in "Negotiation and intermediation of securities."

The premiums received from written swap option contracts totaled R$60 in Unibanco and Unibanco Consolidated, and are recorded in "Other liabilities - Negotiation and intermediation of securities".

Amounts expressed in thousands of Reais

(c) The maturities of financial instruments recorded in off-balance sheet memorandum accounts are as follows:

	Unibanco	Unibanco Consolidated
Futures contracts		
Up to 90 days	4,494,268	4,988,435
Between 91 days and 180 days	893,657	1,191,914
Between 181 days and 360 days	3,753,293	4,407,981
More than 1 year	1,460,836	1,824,612
Term contracts		
Up to 90 days	158,786	377,602
Between 91 days and 180 days	84,444	255,206
Between 181 days and 360 days	938,357	1,098,256
More than 1 year	7,996	15,992
Swap contracts		
Up to 90 days	3,307,021	3,989,376
Between 91 days and 180 days	2,952,734	3,144,253
Between 181 days and 360 days	1,543,686	1,907,888
More than 1 year	2,517,713	2,899,882
Option contracts		
Between 91 days and 180 days	30,050	30,050
More than 1 year	1,434	1,434

Interest rate and currency term and futures contracts represent future commitments to purchase or sell financial instruments at specific terms and at specified dates. The notional amounts represent the face value of the corresponding instrument at the date of the operations' liquidation. The credit risks associated with the future and term contracts are minimized due to daily cash settlements and margin account deposits. Future and term contracts are subject to the risk of movements in interest rates or the value of the underlying instruments.

Swap contracts represent future commitments to exchange currencies or indices for a contractual period and terms. The notional amount represents the basis on which the cash flows are determined. The risks associated with swaps relate to the potential inability or unwillingness of the counterparts to the contractual conditions and the risk associated with changes in market conditions due to movements in interest rates and the exchange rate of currencies.

Options are contracts which: (i) transfer, modify, or reduce interest rate risk, or (ii) allow the Bank to purchase or sell financial instruments in exchange for the payment or receipt of a premium at inception of the contract. As a purchaser of options, Unibanco pays a premium and, as a writer of options, receives a premium in exchange for bearing the risk of movements in future interest rates on market prices for the underlying financial instruments. The credit and market risks are limited to the extent of premiums paid on purchased options and the risk associated with the movements in market conditions could influence written options.

Amounts expressed in thousands of Reais

20. Statement of Cash Flows

	Unibanco	Unibanco Consolidated
Operating activities		
Net income	222,076	222,076
Reversal of provision for devaluation of marketable securities	(8,591)	(8,003)
Provision for lending, leasing and other credits losses	168,325	417,263
Technical provisions for insurance, capitalization and retirement plans	-	172,345
Deferred tax assets	(36,568)	(49,019)
Provision of foreclosed assets	2,014	5,826
Loss (gain) on sale of foreclosed assets and fixed assets	917	(2,373)
Amortization of goodwill on subsidiaries acquired	23,119	19,836
Equity in results of subsidiary and associated companies	(212,590)	(2,032)
Exchange gain on foreign investments	(2,910)	(1,587)
Provision for losses on investments	3,985	4,368
Depreciation and amortization	46,422	77,369
Minority interest	-	27,769
Changes in assets and liabilities		
Decrease in interbank investments	828,859	875,152
Increase in marketable securities	(789,976)	(2,091,879)
Decrease in Central Bank compulsory deposits	166,407	187,452
Net change in interbank and interdepartmental accounts	(326,434)	(253,628)
Decrease in lending operations	68,727	61,654
Decrease in leasing operations	8	48,163
Net change in foreign exchange portfolio	58,219	58,219
Increase in other credits and other assets	(30,923)	(60,364)
Increase (decrease) in other liabilities	312,680	(107,172)
Decrease in deferred income	(1,193)	(2,882)
Net cash provided by (used in) operating activities	**492,573**	**(401,447)**
Investing activities		
Dividends and interest on own capital received from subsidiary and associated companies	192,084	1,901
Proceeds from sale of foreclosed assets	3,526	18,125
Purchase of/capital increase on investments in subsidiary and associated companies	(4,541)	-
Proceeds from sale of / capital decrease in subsidiary and associated companies	12,966	4,286
Purchase of other investments	-	(29,192)
Proceeds from sale of other investments	5,349	16,136
Purchase of fixed assets	(22,400)	(67,422)
Proceeds from sale of fixed assets	104	17,667
Deferred charges	(37,896)	(34,458)
Minority interest	-	(363,390)
Net cash provided by (used in) investing activities	**149,192**	**(436,347)**
Financing activities		
Increase (decrease) in deposits	(39,696)	367,853
Increase in securities sold under repurchase agreements	973,988	1,056,319
Increase (decrease) in resources from securities issued	(989,470)	98,992
Decrease in borrowings and onlending in Brazil – governmental agencies	(475,044)	(560,820)
Purchase of own stocks	(2,180)	(2,180)
Dividends paid	(168,676)	(168,676)
Net cash provided by (used in) financing activities	**(701,078)**	**791,488**
Net decrease in cash and due from banks	**(59,313)**	**(46,306)**
Cash and due from banks at the beginning of the quarter	837,711	993,239
Cash and due from banks at the end of the quarter	778,398	946,933
Net decrease in cash and due from banks	**(59,313)**	**(46,306)**

Amounts expressed in thousands of Reais

21. Other Information

(a) "Other operating income" totaled R$66,160 in Unibanco and R$617,518 in Unibanco Consolidated and includes mainly foreign branches' and subsidiary companies' exchange rate variation of income, in the amount of R$29,175 in Unibanco and R$27,852 in Unibanco Consolidated, (see Note 9), interest on judicial deposits in the amount of R$9,344 in Unibanco and R$11,014 in Unibanco Consolidated and insurance, capitalization and retirement plans premiums in the amount of R$523,278 in Unibanco Consolidated.

(b) "Other operating expenses" totaled R$127,500 in Unibanco and R$693,039 in Unibanco Consolidated and includes mainly, provisions for contingencies civil and litigations, principally labor claims, in the amount of R$49,362 in Unibanco and R$64,115 in Unibanco Consolidated, amortization of goodwill on acquired subsidiaries in the amount of R$23,119 in Unibanco and R$19,836 in Unibanco Consolidated, changes in technical provisions for insurance, capitalization and retirement plans, in the amount of R$172,345, insurance claims in the amount of R$165,798, private retirement plans benefits expenses in the amount of R$101,440, other insurance and private retirement plans expenses in the amount of R$37,433 and credit card selling expenses in the amount of R$56,464 in Unibanco Consolidated.

(c) Free Benefits Generation Program

Unibanco and part of its employees sponsor a "Free Benefits Generation Program" (PGBL), a system whereby the participant accumulates financial resources during their career, through contributions paid by the employee and the Company where he works. These contributions are invested in an Exclusive Financial Investment Fund (FIFE). The program is based on defined contribution.

The program is managed by Unibanco Previdência S.A. and Unibanco Asset Management – Banco de Investimento S.A. is responsible for the financial management of the FIFE funds.

The contributions made by employees vary according to their ages between 1% to 9% and the contributions made by Unibanco vary according to the return on equity in the prior year between 50% and 200% of the participant's contribution, directly related to the return on equity.

As a result of Banco Bandeirantes' acquisition, Unibanco and a portion of its employees also sponsor a defined contribution pension plan administered by Trevo – Instituto Bandeirantes de Seguridade Social, a private pension entity, for the primary purpose of supplementing the retirement benefits provided by the government retirement plans.

In the quarter of 2002, the contribution was R$434 in Unibanco and R$1,655 in Unibanco Consolidated.

(d) Stock option program

The Extraordinary Shareholders' Meeting held on October 31, 2001 approved the stock option program, denominated *Performance*. The objective of *Performance* is to foster the executives' long-term commitment to the highest performance standards, as well as attract, retain and motivate new talents. Pursuant to the *Performance* program, the executives of Unibanco can be granted stock or unit options that can be exercised between 2 to 5 years. The option rights are limited to 1% of the authorized capital per year and the amount granted is limited to 10% of the authorized capital, as a whole.

Up to March 31, 2002, Unibanco granted 618,800,000 stocks option, in a form of Unit. The term of the exercise is between January 21, 2005 and January 21, 2007.

(e) Assets leased to third parties, in the amount of R$1,494,264, net of depreciation, are committed for sale to the lessees, at their option, at the end of the respective contracts for R$1,137,337 the residual value received in advance from these lessees amounts to R$837,459, classified as reduction account of leasing operations.

(f) Assets leased from third parties are being amortized through 2004. Expenses incurred on leasing operations totaled R$13,717 in Unibanco and R$13,984 in Unibanco Consolidated. If the leasing agreements were recorded as financing purchase, the leased assets at original cost, restated and depreciated would be R$36,450 in Unibanco and R$37,512 in Unibanco Consolidated and the debt recorded as liabilities would be R$29,749 in Unibanco and R$29,835 in Unibanco Consolidated.

(g) Unibanco and its subsidiaries insure their properties and equipment to the extent considered necessary to cover possible losses, taking into account the nature of the activity. At March 31, 2002, the insurance coverage on properties and other assets in use totaled R$511,527 in Unibanco and R$1,081,835 in Unibanco Consolidated.

Amounts expressed in thousands of Reais

22. Change in Classification and Valuation of Marketable Securities and Derivative Financial Instruments

The Brazilian Central Bank established new rules to record and valuation of marketable securities and derivative financial instruments, effective June 30, 2002.

(i) Marketable securities

According to the Brazilian Central Bank Circular 3068 issued on November 8, 2001, the securities must be classified as follows: a) trading securities; b) securities available for sale; and c) securities held to maturity.

Securities classified as trading and available for sale must be carried at fair value and the unrealized gain or loss must be recognized as revenue or expense for the period, if related to trading securities or as a specific component of stockholders' equity, net of applicable taxes, if related to securities available for sale. Securities held to maturity must be recorded at acquisition cost, plus accrued interest, which will be recorded in revenue for the period.

(ii) Derivative financial instruments

According to the Brazilian Central Bank Circular 3082 issued on January 30, 2002, the derivative financial instruments must be recorded at fair value and the unrealized gain or loss must be recognized as revenue or expense for the period, although a specific practice must be observed for derivative instruments used for hedging.

The derivative financial instruments must be classified as: a) market risk hedge, and b) cash flow hedge. The derivative financial instruments designated as hedge, and the respective item subject to the hedge, must be adjusted at their fair value and the unrealized gain or loss must be recorded as revenue or expense for the period, if designated as market risk hedge, and in a specific component of stockholders' equity, net of applicable taxes, if designated as cash flow hedge.

The expected gain on Unibanco's financial position resulted from the application of these new criteria, based on the securities and derivatives instruments portfolios and in the market price conditions in place at March 31, 2002 is estimated in R$60 million, net of taxes effects.

23. Subsequent Events

(a) On April 12, 2002, the Brazilian Central Bank approved the acquisition of 24.5% of total capital of Unicorp Bank & Trust Ltd., by Unipart Participações Internacionais Ltd., for US$36 million. As a result of this transaction, Unibanco own 100% of capital.

(b) On April 30, 2002, Unibanco, through its Grand Cayman Branch, issued US$200 million of subordinated debt, with 10 years term and semi-annual interest payment. The issue could be redempted in five years or in any subsequent interest payment date. The coupon is 9.375% per annum for the first five years and thereafter 11.79% per annum.

* * *

Amounts expressed in thousands of Reais

7015 - INVESTMENTS IN SUBSIDIARY AND ASSOCIATED COMPANIES

Item	Name	CNPJ	Principal Activity	Type of Company	Number of Shares or quotas	Percentage Holding (%)
01	Unibanco Representação e Participações Ltda.	50.654.920/0001-00	Holding	Non-Financial Institution	613,349,683	99.854
02	Unipart Participações Internacionais Ltd.	521028	Holding	Non-Financial Institution	1,322,400	90.844
03	Bus Holdings S.A.	04.215.727/0001-47	Holding	Non-Financial Institution	381,089	37.987
04	Caixa Brasil Participações S.A.	04.085.359/0001-60	Holding	Non-Financial Institution	123,304,050,478	100.000
05	Banco Credibanco S.A.	33.461.468/0001-32	Credit Card	Financial Institution	410,707,532	98.883
06	Banco Fininvest S.A.	33.098.518/0001-69	Bank	Financial Institution	4,959	99.799
07	Banco Dibens S.A.	61.199.881/0001-06	Bank	Financial Institution	3,201,455,715	51.000
08	Unibanco Leasing S.A. - Arrendamento Mercantil	44.071.785/0001-69	Leasing	Financial Institution	253,368	99.999
09	Unibanco Corretora de Valores Mobiliários S.A.	33.764.366/0001-96	Security Broker	Financial Institution	60,000,000	99.999
10	Banco1.net S.A.	03.012.230/0001-69	Bank	Financial Institution	21,775,476	64.690
11	Unibanco Securities Ltd.	521120	Security Broker	Financial Institution	17,770,000	100.000
12	Unibanco Asset Management – Banco de Investimento S.A.	59.608.174/0001-84	Asset Management	Financial Institution	2,713,229	93,000
15	Unibanco Participações Internacionais Ltda.	02.011.721/0001-22	Holding	Non-Financial Institution	1,322,400	99.989

Amounts expressed in thousands of Reais

7016 - MARKETABLE SECURITIES

Code	Description	No stated maturity	Up to 3 months	3 months to 1year	1-3 years	3-5 years	5-15 years	Over 15 years	Market Value	Book Value
00.0.0.01.01.00	National Treasure Securities		4,864,599.27	1,219,590.29	548,358.22	49,335.63	79,340.57	183.54	6,788,736.24	6,761,407.52
00.0.0.01.02.00	Brazilian Central Bank Securities	-	1,872,648.58	118,019.79	740,971.91	17,958.49	-	-	2,826,732.61	2,749,598.77
00.0.0.01.07.00	Mortgage Notes	-	73.50	215.48	163.84	79,895.74	-	-	80,348.56	80,348.56
00.0.0.01.08.00	Debentures	-	53,915.48	33,450.15	572,050.12	680,604.86	630,141.48	-	1,971,993.29	1,970,162.09
00.0.0.01.09.00	Listed Companies Equity Securities	125,743.13	-	-	-	-	-	-	140,237.81	125,743.13
00.0.0.01.10.00	Non-listed Companies Equity Securities	2,973.15	-	-	-	-	-	-	2,973.15	2,973.15
00.0.0.01.11.00	Others	4,739.96	1,370,408.68	506,965.78	146,971.63	88,978.54	83,487.31	-	2,201,222.43	2,201,551.90
00.0.0.01.00.00	**TOTAL**	**133,456.24**	**8,161,645.51**	**1,878,241.49**	**2,008,515.72**	**916,773.26**	**792,969.36**	**183.54**	**14,012,244.09**	**13,891,785.12**

7017 - MARKETABLE SECURITIES

Code	Description	No stated maturity	Up to 3 months	3 months to 1year	1-3 years	3-5 years	5-15 years	Over 15 years
00.0.0.01.01.00	Own Portfolio	133,392.15	1,567,616.18	361,790.54	1,320,840.02	916,773.26	792,969.36	183.54
00.0.0.01.02.00	Subject to Repurchase Commitments	-	6,276,201.53	751,931.46	-	-	-	-
00.0.0.01.03.00	Linked to negotiation and intermediation of securities	-	-	3.50	-	-	-	-
00.0.0.01.04.00	Subject to Brazilian Central Bank	-	302,141.63	350,696.75	475,580.53	-	-	-
00.0.0.01.05.00	Certificates of privatization	64.09	-	-	-	-	-	-
00.0.0.01.06.00	Linked to Guarantees Rendered	-	15,686.17	413,819.24	212,095.17	-	-	-
00.0.0.01.00.00	**Total**	**133,456.24**	**8,161,645.51**	**1,878,241.49**	**2,008,515.72**	**916,773.26**	**792,969.36**	**183.54**

Amounts expressed in thousands of Reais

7018 - CONCENTRATION OF MARKETABLE SECURITIES, LENDING OPERATIONS PORTFOLIO AND DEPOSITS

		Private Securities		Lending Operations Portfolio			Deposits	
Code	Description	Amount	% on the total	Amount	% on the total	Allowance for loan losses	Amount	% on the total
00.0.0.01.01.00	10 largest borrowers/clients	3,074,659.45	70.26	2,438,087.33	12.45	8,297.54	3,035,621.66	17.05
00.0.0.01.02.00	Next 50 largest borrowers/clients	1,257,188.18	28.73	5,072,321.53	25.90	94,634.52	2,449,167.74	13.75
00.0.0.01.03.00	Next 100 largest borrowers/clients	44,366.16	1.01	3,041,270.46	15.53	109,761.92	1,445,767.05	8.12
00.0.0.01.04.00	Others	-	-	9,036,065.57	46.12	676,551.79	10,876,021.65	61.08
00.0.0.01.00.00	***Total***	***4,376,213.79***	***100.00***	***19,587,744.89***	***100.00***	***889,245.77***	***17,806,578.10***	***100.00***

7019 - MATURITY OF LENDING OPERATIONS PORTFOLIO

			Current				
Code	Description	Credits in arrears over 15 days	Up to 3 months	3 months to 1year	1-3 years	3-5 years	5-15 years
00.1.1.00.00.00	Public Sector	-	3,923.38	12,271.01	49,084.02	51,717.15	134,981.07
00.1.1.02.00.00	Corporate Activity	-	3,923.38	12,271.01	49,084.02	51,717.15	134,981.07
00.1.1.02.01.00	Manufacturing	-	3,923.38	12,271.01	49,084.02	51,717.15	134,981.07
00.1.4.00.00.00	Private Sector	588,104.41	7,996,284.26	4,912,820.35	3,503,041.10	1,404,477.73	931,038.13
00.1.4.01.00.00	Agricultural	4,727.20	291,214.25	285,267.45	74,504.43	38,620.87	69,140.33
00.1.4.02.00.00	Manufacturing	120,726.10	2,690,189.27	2,125,412.52	1,429,975.80	563,712.62	397,639.58
00.1.4.03.00.00	Trade	59,127.12	1,525,233.83	209,034.95	214,096.12	121,209.34	33,980.24
00.1.4.04.00.00	Financial Services	834.73	497,414.74	368,872.21	74,844.90	3,907.18	4,281.39
00.1.4.05.00.00	Other Services	198,482.12	1,531,863.39	811,571.53	863,827.60	556,906.84	232,847.88
00.1.4.06.00.00	Individuals	187,686.29	1,437,761.85	1,055,678.98	712,177.00	21,552.25	1,110.88
00.1.4.07.00.00	Residential Construction Loans	16,520.85	22,606.93	56,982.71	133,615.25	98,568.63	192,037.83
00.1.5.00.00.00	Foreign Clients	2.28	-	-	-	-	-
00.1.0.00.00.00	**Total**	**588,106.69**	**8,000,207.64**	**4,925,091.36**	**3,552,125.12**	**1,456,194.88**	**1,066,019.20**

Amounts expressed in thousands of Reais

7020 - FLOW OF LENDING OPERATIONS PORTFOLIO

Code	Description	Contracted Credits	Amortized Credits	Loan Charge-Offs	Loan Recoveries	Renegotiated Credits
00.1.4.00.00.00	**Private Sector**	**15,720,693.06**	**16,072,799.48**	**217.051,00**	**30,754.04**	**171,198.41**
00.1.4.01.00.00	Agricultural	109,868.67	193,444.78	-	-	-
00.1.4.02.00.00	Manufacturing	3,857,614.51	3,942,016.31	40,500.37	6,430.18	28,470.76
00.1.4.03.00.00	Trade	2,016,644.30	2,254,978.56	38,958.97	3,843.80	23,503.44
00.1.4.04.00.00	Financial Services	531,966.58	269,186.44	45.88	22.88	171.56
00.1.4.05.00.00	Other Services	2,292,258.55	2,702,833.21	24,819.78	2,383.06	20,118.04
00.1.4.06.00.00	Individuals	6,727,753.99	6,590,505.78	96,783.35	15,147.54	95,994.36
00.1.4.07.00.00	Residential Construction Loans	184,586.46	119,834.40	15,942.65	2,926.58	2,940.25
00.1.0.00.00.00	**Total**	**15,720,693.06**	**16,072,799.48**	**217,051.00**	**30,754.04**	**171,198.41**

7021 - GEOGRAPHICAL DISTRIBUTION OF LENDING OPERATIONS PORTFOLIO AND DEPOSITS

		Demand Deposits		Time Deposits	
		Private Sector		Private Sector	
Code	**Description**	**Private companies**	**Individuals**	**Private companies**	**Individuals**
00.0.1.01.00.00	Local	1,586,803.95	199,765.56	9,348,855.59	1,206,677.96
00.0.1.01.01.00	The North	8,613.49	1,035.05	2,200.50	2,856.27
00.0.1.01.02.00	The Northeast	71,397.29	6,885.58	67,914.93	36,532.76
00.0.1.01.03.00	The Southeast	1,420,960.07	177,618.89	9,174,398.00	1,087,308.75
00.0.1.01.04.00	The Middle-west	22,025.09	5,013.96	32,084.73	14,710.28
00.0.1.01.05.00	The South	63,808.01	9,212.08	72,257.43	65,269.90
00.0.1.02.00.00	Abroad	24,297.27	366.13	275,778.26	-
00.0.1.00.00.00	**Total**	**1,611,101.22**	**200,131.69**	**9,624,633.85**	**1,206,677.96**

		Savings Deposits		
		Private Sector		Lending Operation Portfolio
Code	**Description**	**Private companies**	**Individuals**	
00.0.1.01.00.00	Local	122,077.97	4,441,954.84	17,373,764.20
00.0.1.01.01.00	The North	880.26	21,582.15	49,964.62
00.0.1.01.02.00	The Northeast	3,589.18	211,520.64	485,093.40
00.0.1.01.03.00	The Southeast	110,469.82	3,921,668.55	15,580,800.76
00.0.1.01.04.00	The Middle-west	4,497.19	59,059.52	373,748.05
00.0.1.01.05.00	The South	2,641.52	228,123.98	884,157.37
00.0.1.02.00.00	Abroad	-	-	2,213,980.69
00.0.1.00.00.00	**Total**	**122,077.97**	**4,441,954.84**	**19,587,744.89**

Amounts expressed in thousands of Reais

7022 - RISK LEVEL OF LENDING OPERATIONS PORTFOLIO

Code	Description	Amounts by Risk Level				
		AA	A	B	C	D
00.0.0.01.01.00	Hot-money	8,025.78	4,351.50	5,124.99	2,383.23	474.82
00.0.0.01.02.00	Loans	3,499,478.70	1,038,796.31	838,518.32	1,065,643.17	306,827.57
00.0.0.01.03.00	Discounted Loans, Notes and Bills	29,333.91	57,538.44	31,012.71	12,778.22	1,566.39
00.0.0.01.04.00	Overdraft Loans	352,717.35	310,708.52	49,978.68	135,360.36	1,881.90
00.0.0.01.05.00	Individual Loans	345,905.19	167,390.44	92,583.40	27,442.21	12,607.31
00.0.0.01.06.00	Individual Financing	356,152.06	249,055.28	47,746.51	38,703.59	11,988.38
00.0.0.01.07.00	Advances on Exchange Contracts (before export)	602,471.32	291,270.91	47,508.81	201,218.09	5,135.25
00.0.0.01.08.00	Advances on Exchange Contracts (after export)	198,283.15	88,934.78	20,091.27	81,164.66	553.45
00.0.0.01.09.00	Vendor	366,889.82	52,691.19	49,435.55	22,685.56	-
00.0.0.01.10.00	Purchase Financing	65,133.28	155,123.18	19,205.39	18,410.56	138.76
00.0.0.01.11.00	Agricultural	327,100.14	249,561.30	66,089.95	33,132.28	3,293.01
00.0.0.01.12.00	Real Estate Loans	304,201.11	105,222.02	42,380.63	35,606.48	12,923.47
00.0.0.01.15.00	Other Financing	2,982,910.87	1,153,353.85	596,634.19	1,069,984.41	40,891.44
00.0.0.01.16.00	Leasing Financing	-	-	-	105.98	-
00.0.0.01.19.00	Other Loans	57,484.33	28,448.63	105,664.33	17,954.16	1,057.56
00.0.0.01.00.00	**Total**	**9,496,087.01**	**3,952,446.35**	**2,011,974.73**	**2,762,572.96**	**399,339.31**

Code	Description	Amounts by Risk Level					Total
		E	F	G	H	Total	Guaranteed
00.0.0.01.01.00	Hot-money	13.79	-	-	621.06	20,995.17	-
00.0.0.01.02.00	Loans	139,617.99	143,162.92	179,057.74	201,131.81	7,412,234.53	673,673.51
00.0.0.01.03.00	Discounted Loans, Notes and Bills	780.33	573.89	615.69	6,332.76	140,532.34	121,342.64
00.0.0.01.04.00	Overdraft Loans	157.15	-	71.77	396.83	851,272.56	-
00.0.0.01.05.00	Individual Loans	8,269.51	7,805.53	7,145.66	33,979.74	703,128.99	-
00.0.0.01.06.00	Individual Financing	6,503.48	4,670.73	4,060.35	15,033.23	733,913.61	727,836.80
00.0.0.01.07.00	Advances on Exchange Contracts (before export)	4,312.96	303.14	100.93	609.12	1,152,930.53	361,428.19
00.0.0.01.08.00	Advances on Exchange Contracts (after export)	234.96	21.98	1,135.88	1,670.38	392,090.51	122,915.09
00.0.0.01.09.00	Vendor	-	0.25	-	-	491,702.37	-
00.0.0.01.10.00	Purchase Financing	-	-	0.34	-	258,011.51	2,539.69
00.0.0.01.11.00	Agricultural	35,477.03	83.64	2,886.73	45,850.45	763,474.53	641,413.01
00.0.0.01.12.00	Real Estate Loans	7,088.29	3,709.62	3,290.83	31,265.52	545,687.97	541,449.47
00.0.0.01.15.00	Other Financing	13,806.71	5,739.29	997.66	32,608.03	5,896,926.45	4,144,445.85
00.0.0.01.16.00	Leasing Financing	-	-	-	-	105.98	-
00.0.0.01.19.00	Other Loans	1,044.50	591.87	289.33	12,203.13	224,737.84	47,312.42
00.0.0.01.00.00	**Total**	**217,306.70**	**166,662.86**	**199,652.91**	**381,702.06**	**19,587,744.89**	**7,384,356.67**

Amounts expressed in thousands of Reais

7023 - LENDING OPERATIONS PORTFOLIO BY INDEX

Code	Description	Fixed Rate	Interbank Deposit Interest Rate	Floating Reference Rate/Basic Financial Rate	Dollar	Other
00.0.0.01.01.00	Lending Operations	6,611,316.14	1,758,728.92	710,717.82	4,901,473.45	3,835,643.69
00.0.0.01.02.00	Leasing Operations	105.98	-	-	-	-
00.0.0.01.03.00	Other	107,630.15	8,005.71	890.29	1,629,120.24	24,112.50
00.0.0.01.00.00	**Total**	**6,719,052.27**	**1,766,734.63**	**711,608.11**	**6,530,593.69**	**3,859,756.19**

7024 - CREDIT ASSIGNMENT

		Financial Institutions		Securitization Companies	
Code	Description	Related Parties	Non-Related Parties	Related Parties	Non-Related Parties
00.0.0.01.01.00	Assignment of loan with co-obligation	8,170.69	-	-	-
00.0.0.01.02.00	Assignment of loan without co-obligation	-	-	-	5,759.17
00.0.0.01.00.00	**Total**	**8,170.69**	**-**	**-**	**5,759.17**

7025 - LENDING OPERATIONS PORTFOLIO BY AMOUNT AND RISK LEVEL

		AA		A		B	
Code	Description	Quantity (by thousand)	Amount	Quantity (by thousand)	Amount	Quantity (by thousand)	Amount
00.0.0.01.01.00	Up to R$ 10,000.00	1,939.49	1,490,783.71	1,072.11	714,683.07	327.68	282,667.27
00.0.0.01.02.00	From R$ 10,000.00 to R$ 20,000.00	21.12	285,528.27	13.09	181,094.21	4.30	58,652.54
00.0.0.01.03.00	From R$ 20,000.00 to R$ 50,000.00	9.46	297,046.32	6.00	185,959.84	1.54	46,951.12
00.0.0.01.04.00	From R$ 50,000.00 to R$ 100,000.00	3.62	250,225.81	2.18	160,102.12	0.60	43,696.78
00.0.0.01.05.00	From R$ 100,000.00 to R$ 500,000.00	2.88	472,919.78	1.95	271,478.49	0.64	134,163.72
00.0.0.01.06.00	Over to R$ 500,000.00	1.54	6,699,583.12	0.76	2,439,128.62	0.30	1,445,843.30
00.0.0.01.00.00	**Total**	**1,978.11**	**9,496,087.01**	**1,096.09**	**3,952,446.35**	**335.06**	**2,011,974.73**

		C		D		E	
Code	Description	Quantity (by thousand)	Amount	Quantity (by thousand)	Amount	Quantity (by thousand)	Amount
00.0.0.01.01.00	Up to R$ 10,000.00	147.37	179,260.22	88.22	139,993.46	37.86	61,466.98
00.0.0.01.02.00	From R$ 10,000.00 to R$ 20,000.00	3.71	50,808.30	2.99	41,288.50	1.21	16,534.67
00.0.0.01.03.00	From R$ 20,000.00 to R$ 50,000.00	1.74	52,812.81	1.41	42,465.95	0.58	17,111.85
00.0.0.01.04.00	From R$ 50,000.00 to R$ 100,000.00	0.64	45,657.99	0.33	22,346.68	0.12	8,547.47
00.0.0.01.05.00	From R$ 100,000.00 to R$ 500,000.00	0.73	159,794.06	0.26	50,718.41	0.08	17,109.40
00.0.0.01.06.00	Over to R$ 500,000.00	0.49	2,274,239.58	0.04	102,526.31	0.02	96,536.33
00.0.0.01.00.00	**Total**	**154.68**	**2,762,572.96**	**93.25**	**399,339.31**	**39.87**	**217,306.70**

Amounts expressed in thousands of Reais

		F		G		H	
Code	Description	Quantity (by thousand)	Amount	Quantity (by thousand)	Amount	Quantity (by thousand)	Amount
00.0.0.01.01.00	Up to R$ 10,000.00	31.80	50,986.33	27.62	43,960.41	97.66	128,543.10
00.0.0.01.02.00	From R$ 10,000.00 to R$ 20,000.00	0.93	12,766.70	0.83	11,354.06	2.55	35,010.45
00.0.0.01.03.00	From R$ 20,000.00 to R$ 50,000.00	0.41	12,132.09	0.37	36,954.24	1.32	14,038.47
00.0.0.01.04.00	From R$ 50,000.00 to R$ 100,000.00	0.10	7,130.27	0.09	6,172.37	0.43	30,499.79
00.0.0.01.05.00	From R$ 100,000.00 to R$ 500,000.00	0.05	11,795.93	0.04	8,947.48	0.26	50,758.03
00.0.0.01.06.00	Over R$ 500,000.00	0.02	71,851.54	0.01	92,264.35	0.05	122,852.22
00.0.0.01.00.00	**Total**	**33.31**	**166,662.86**	**28.96**	**199,652.91**	**102.27**	**381,702.06**

7026 - FIXED ASSETS IN USE

Code	Description	Prior Quarter	Additions	Reductions	Reference Quarter
00.0.1.01.00.00	Furniture and Equipment	1,094.13	-	50.89	1,043.24
00.0.1.03.00.00	Land and Buildings in Use	108,978.42	4,180.43	1,270.05	111,888.80
00.0.1.03.01.00	Land and Buildings	108,978.42	4,180.43	1,270.05	111,888.80
00.0.1.04.00.00	Furniture and Equipment	71,473.32	5,619.17	3,509.46	73,583.03
00.0.1.05.00.00	Other	269,984.10	12,600.13	17,924.63	264,659.60
00.0.1.00.00.00	**Total**	**451,529.97**	**22,399.73**	**22,755.03**	**451,174.67**

7027 - FUNDING BY MATURITY

		Maturity						
Code	Description	No stated maturity	Up to 3 months	3 months to 1year	1-3 years	3-5 years	5-15 years	Over 15 years
00.0.1.01.00.00	Deposits	6,375,265.72	2,519,016.17	2,753,900.17	5,940,618.18	217,777.86	-	-
00.0.1.01.01.00	Demand Deposits	1,809,670.96	-	-	-	-	-	-
00.0.1.01.02.00	Time Deposits	-	1,975,758.56	2,703,247.73	5,934,527.66	217,777.86	-	-
00.0.1.01.03.00	Savings Deposits	4,564,032.81	-	-	-	-	-	-
00.0.1.01.04.00	Interbank Deposits	-	543,257.61	50,652.44	6,090.52	-	-	-
00.0.1.01.05.00	Foreign Deposits	1,561.95	-	-	-	-	-	-
00.0.1.02.00.00	Securities Sold Under Repurchase Agreements	-	8,272,309.05	620,097.52	-	-	-	-
00.0.1.03.00.00	Local Borrowings	-	113.58	337.27	487.16	487.17	188.16	-
00.0.1.04.00.00	Foreign Borrowings	-	1,494,656.87	2,333,620.89	657,913.51	7,731.05	1,147.25	-
00.0.1.05.00.00	Local Onlendings	-	420,797.90	799,410.68	1,400,560.08	906,639.14	812,518.17	12,949.36
00.0.1.00.00.00	**Total**	**6,375,265.72**	**12,706,893.57**	**6,507,366.53**	**7,999,578.93**	**1,132,635.22**	**813,853.58**	**12,949.36**

Amounts expressed in thousands of Reais

7028 – OPERATIONAL LIMITS

		Unibanco			Unibanco Financial Group		
Code	**Description**	**Required**	**Situation**	**Excess / Deficiency**	**Required**	**Situation**	**Excess / Deficiency**
00.0.0.01.00.0	Required Stockholders' Equity Compatible with the Degree of Risk of Assets (Brazil index)	-	-	-	5,134,857.04	6,440.447,76	1,305,590.72
00.0.0.01.01.00	Credit Risk	-	-	-	4,775,476.05	-	-
00.0.0.01.02.00	Foreign Currency Market Risk	-	-	-	298,987.00	-	-
00.0.0.01.03.00	Interest Rate Market Risk	-	-	-	60,393.99	-	-
00.0.0.02.00.00	Fixed Assets Ratio	-	-	-	4,484,185.65	3,932,644.08	(551,541.57)
00.0.0.03.00.00	Minimum Regulatory Stockholders' Equity Required	759,920.00	6,049,092.14	5,289,172.14	-	-	-
00.0.0.04.00.00	Minimum Regulatory Capital Required	759,920.00	3,690,601.81	2,930,681.81	-	-	-

7029 - BRANCHES FINANCIAL INFORMATION

Item	Branch Code	Branch Name	Assets	Liabilities	Net Income (Loss) on the Period (+/-)
1	5385500	Patriarca	42,098,472.83	36,127,689.40	(108,607.77)
2	80026000	Ilhas Cayman/Grand Cayman	5,130,757.75	4,506,914.44	2,379.33
3	80085500	Nassau/Bahamas	3,229,967.02	2,667,933.50	30,302.71
4	8902700	Business Center Paulista	1,285,641.51	1,352,697.25	(67,055.74)
5	9631700	Business Center Rio	417,196.55	430,046.69	(12,850.14)
6	9607400	Business Center Sto. Amaro	275,729.60	292,478.03	(16,748.43)
7	14198300	Santos Dumont	232,097.20	249,348.66	(17,251.46)
8	12250400	São Bernardo do Campo	172,556.59	170,405.17	2,151.42
9	5733800	Carijós	158,718.97	167,614.51	(8,895.54)
10	1878200	Shopping Metrópole	133,623.52	135,554.93	(1,931.41)

Amounts expressed in thousands of Reais

7030 - CHARGES AND TAXES

Code	Description	TOTAL
00.0.0.01.01.00	Social Security	48,259.64
00.0.0.01.02.00	Private Retirement	434.48
00.0.0.01.03.00	FGTS (Government Severance Indemnity Fund for Employees)	23,351.97
00.0.0.01.05.00	Compensation for Hired Employees	17,530.51
00.0.0.01.06.00	Labor Insurance Claims Premiums	1,622.53
00.0.0.01.07.00	Other Employees Benefits	36,855.59
00.0.0.01.00.00	**TOTAL CHARGES**	**128,054.72**
00.0.0.02.01.00	IOF (Tax on Financial Operations)	40,329.62
00.0.0.02.02.00	Income Taxes	161,528.91
00.0.0.02.03.00	CPMF (Tax on Financial Debts on Demand Account)	267,138.69
00.0.0.02.04.00	PIS/PASEP (Employee's Profit Participation Program)	7,158.09
00.0.0.02.05.00	Tax for Social Security Financing	33,037.38
00.0.0.02.06.00	ISS (Municipal Services Tax)	11,552.45
00.0.0.02.07.00	Others	2,540.45
00.0.0.02.00.00	**TOTAL TAXES**	**523,285.59**

7031 – CORRESPONDENT BANKS TRANSACTIONS

		For the Reference Quarter	
Code	Description	Quantity (by thousand)	Transaction
00.0.0.01.01.00	Demand Deposits	87.01	1,387,217.85
00.0.0.01.06.00	Collections	44.24	59,674.32
00.0.0.01.00.00	**Total**	**131.25**	**1,446,892.17**

7032 - CHANGES ON CLIENT DEMAND ACCOUNTS BY CHECK AND ELECTRONIC TRANSACTIONS

Code	Description	Quantity (in Unit)	Transaction
00.0.1.01.00.00	Clearing Check	35,620,391	25,772,240.27
00.0.1.01.01.00	Conventional System	64,120	589,312.65
00.0.1.01.02.00	Electronic System	35,556,271	25,182,927.62
00.0.1.02.00.00	Electronic Draft	71,284	40,825.51
00.0.1.03.00.00	Electronic Transfers	334,638	255,317.43
00.0.1.04.00.00	Electronic Collection	18,216,232	10,459,949.13
00.0.1.00.00.00	**Total**	**54,242,545**	**36,528,332.34**

Deloitte Touche Tohmatsu
Rua Bela Cintra, 881
01415-910 - São Paulo - SP
Brasil

Telefone: (11) 3150-1800
Fac-símile: (11) 258-8458
www.deloitte.com.br

Deloitte Touche Tohmatsu

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS' SPECIAL REVIEW REPORT

To the Stockholders and Board of Directors of
Unibanco - União de Bancos Brasileiros S.A.
São Paulo - SP

1 We have reviewed the accompanying quarterly financial information (Parent Company and Consolidated) of Unibanco - União de Bancos Brasileiros S.A. as of and for the quarter ended March 31, 2002, consisting of the balance sheet and the related statements of income, changes in stockholders' equity and changes in financial position, as well as the accounting information included in schedules 7014, 7016 to 7019, 7023 to 7027, 7029, 7030 and 7034 to 7039 for the quarter then ended. These financial statements and the accounting information included in the above-mentioned schedules are the responsibility of the Bank's management.

2. Our review was conducted in accordance with specific rules established by the IBRACON - Brazilian Institute of Independent Auditors and the Federal Accounting Council, and consisted, principally, of: (a) inquiries of Bank personnel in charge of the accounting, financial and operating areas about the criteria adopted in preparing the quarterly financial information; and (b) review of the information and subsequent events that have or could have material effects on the financial position and operations of the Bank.

3. The financial statements of certain consolidated subsidiaries described in item (6) of the Note 9 of the schedule 7014, for the quarter ended March 31, 2002, were reviewed by other auditors whose report has been furnished to us, and our report, insofar as it relates to the amounts included for these subsidiary companies, is based solely on the reports of the other auditors.

4 Based on our review and on the report of other auditors, we are not aware of any material modifications that should be made to the quarterly financial information referred to above in order for them to be in conformity with accounting practices established by Brazilian Corporate Law and specific standards issued by the Central Bank of Brazil, specifically applied to the preparation of the quartely financial information.

5. Additionally, we have reviewed the statement of cash flows (Parent Company and Consolidated) for the quarter ended March 31, 2002, presented in Note 20 to the schedule 7014, applying the same procedures that are described in Paragraph 2 above. This statement is not required by Brazilian Corporate Law and is intended to provide additional information. Based on our review, we are not aware of any material modifications that should be made to the statement of cash flows in order for it to be in conformity with Brazilian accounting practices.

6. The Quarterly Financial Information - IFT also includes supplemental accounting information required by the Central Bank of Brazil regarding the combined financial statements called "Financial Group" and "Financial Economic Group (CONEF)", consisting of the combined balance sheet as of March 31, 2002 of the Financial Group and of the Financial Economic Group (CONEF) and the related combined statements of income and changes in financial position for the quarter then ended, as included in schedules 7011 and 7012, of the Financial Group. The same review procedures stated in Paragraph 2 were applied to these combined financial statements and, based on our review, we are not aware of any material modifications that should be made to these combined financial statements in order for them to be in conformity with rules issued by the Central Bank of Brazil.

7. The purpose of the review of the Quarterly Financial Information was to issue a report on the accounting information included on the quarterly financial information referred in Paragraph 1, taken as a whole. Schedules 7020 to 7022, 7028, 7031 and 7032, included in the quarterly financial information, are intended to provide supplemental information on the Bank as required by the Central Bank of Brazil and are not required to be an integral part of the financial statements. The accounting information included on these schedules were subjected to the same review procedures as stated in Paragraph 2 and, based on our review, we are not aware of any material modifications that should be made to the schedules in order for them to be in accordance with the quarterly financial information referred to in Paragraph 1, taken as a whole.

8. This quarterly financial information has been translated into English solely for the convenience of the readers.

São Paulo, May 8, 2002

DELOITTE TOUCHE TOHMATSU
Auditores Independentes
CRC No. 2 SP 011609/O-8

Ariovaldo Guello
Accountant
CRC No. 1 SP 070483/O-4

Amounts expressed in thousands of Reais

7034 - PROVISIONS

Code	Description	Prior Quarter	Addition	Reductions	Reference Quarter
00.0.0.01.00.00	**ASSETS**	**1,008,792.99**	**237,850.51**	**262,011.14**	**984,632.36**
00.0.0.01.02.00	Federal Government Securities	11,826.65	539.47	6,676.37	5,689.75
00.0.0.01.03.00	State and Municipal Securities	-	23,584.75	11,792.38	11,792.37
00.0.0.01.04.00	Marketable Equity Securities	4,930.70	1,696.56	-	6,627.26
00.0.0.01.05.00	Other Securities	54,062.95	43,704.46	26,490.20	71,277.21
00.0.0.01.06.00	Lending Operations	905,594.00	163,326.12	210,825.31	858,094.81
00.0.0.01.07.00	Leasing Operations	3.41	-	0.23	3.18
00.0.0.01.08.00	Other Credits	32,375.28	4,999.15	6,226.65	31,147.78
00.0.0.04.00.00	**LIABILITIES**	**648,680.19**	**79,832.31**	**29,748.60**	**698,763.90**
00.0.0.04.03.00	Labor Contingencies	182,041.72	58,768.08	9,525.70	231,284.10
00.0.0.04.04.00	Civil Contingencies	97,746.29	21,064.23	5,087.02	113,723.50
00.0.0.04.05.00	Other Contingencies	368,892.18	-	15,135.88	353,756.30

7035 - CAPITAL

Code	Description	Number of Shares (thousand)
00.0.1.00.00.00	Shares	140,885,833.32
00.0.1.01.00.00	Capital	138,546,812.21
00.0.1.01.01.00	Common Shares - Local Residents	75,192,614.13
00.0.1.01.02.00	Common Shares - Foreign Residents	376,130.22
00.0.1.01.03.00	Preferred Shares - Local Residents	17,459,225.23
00.0.1.01.04.00	Preferred Shares - Foreign Residents	45,518,842.63
00.0.1.02.00.00	Treasury Shares	2,339,021.11
00.0.1.02.02.00	Preferred Shares	2,339,021.11

7036 - CASH DIVIDENDS PAID

Item	Approval Date	Kind of Remuneration	Beginning of Payment	Share/Quota	Remuneration per Share/Quota
1	1/22/2002	1 - Dividends	1/31/2002	1 - Common	0.000001180100000
2	1/22/2002	1 - Dividends	1/31/2002	2 - Preferred	0.000001298100000

7037 - CHANGES ON CAPITAL IN THE REFERENCE PERIOD

Not Applicable.

Amounts expressed in thousands of Reais

7038 - COMMITMENTS AND GUARANTEES

Code	Description	Prior Quarter	Additions	Reductions	Reference Quarter
00.0.0.01.00.00	**Guarantees Provided**	**3,994,317.17**	**808,343.12**	**671,256.78**	**4,131,403.51**
00.0.0.01.01.00	Financial Institutions Authorized to Operate by Brazilian Central Bank	283,752.35	104,777.80	209,506.91	179,023.24
00.0.0.01.02.00	Individuals and Non-Financial Companies	9,221.16	169.54	-	9,390.70
00.0.0.01.03.00	Others	3,701,343.66	703,395.78	461,749.87	3,942,989.57
00.0.0.02.00.00	**Co-Obligation for Credit Assignment**	**75,988.47**	**8,170.69**	**70,053.96**	**14,105.20**
00.0.0.02.01.00	Financial Institutions Authorize to Operate by Brazilian Central Bank	75,988.47	8,170.69	70,053.96	14,105.20

7039 - ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCY

Code	Description	Head Office and Local Branches	Foreign Branches	Total
00.0.0.01.00.00	**ASSETS**	**2,690,207.68**	**5,309,366.32**	**7,999,574.00**
00.0.0.01.01.00	Cash And Due From Banks	187,317.10	504,949.20	692,266.30
00.0.0.01.02.00	Marketable Securities	-	2,618,406.00	2,618,406.00
00.0.0.01.03.00	Lending Operations	-	2,178,765.62	2,178,765.62
00.0.0.01.04.00	Other Credits	2,502,890.58	7,245.50	2,510,136.08
00.0.0.04.00.00	**LIABILITIES**	**3,857,574.16**	**6,755,419.78**	**10,612,993.94**
00.0.0.04.01.00	Deposits	1,561.95	796,226.74	797,788.69
00.0.0.04.02.00	Other Fundings	1,712,947.60	3,607,188.08	5,320,135.68
00.0.0.04.03.00	Borrowings	2,143,064.61	2,352,004.96	4,495,069.57

		By Currency					
Code	Description	Dollar	Euro	Pound	Swiss Franc	YEN	Other
00.0.0.01.00.00	**ASSETS**	**7,553,203.29**	**205,380.54**	**11,558.32**	**7,506.20**	**202,907.34**	**19,018.31**
00.0.0.01.01.00	Cash And Due From Banks	610,134.05	28,893.02	11,069.64	4,140.80	23,159.79	14,869.00
00.0.0.01.02.00	Marketable Securities	2,517,445.42	88,083.47	-	-	9,774.40	3,102.71
00.0.0.01.03.00	Lending Operations	2,016,312.43	4,019.48	-	-	158,433.71	-
00.0.0.01.04.00	Other Credits	2,409,311.39	84,384.57	488.68	3,365.40	11,539.44	1,046.60
00.0.0.04.00.00	**LIABILITIES**	**9,968,419.85**	**453,492.69**	**11,900.43**	**21,917.86**	**97,718.51**	**59,544.60**
00.0.0.04.01.00	Deposits	796,922.45	866.02	-	-	-	0.22
00.0.0.04.02.00	Other Fundings	4,866,425.47	401,228.82	1,204.06	596.43	34,172.53	16,508.37
00.0.0.04.03.00	Borrowings	4,305,071.93	51,397.85	10,696.37	21,321.43	63,545.98	43,036.01

Amounts expressed in thousands of Reais

7040 - COMMENTS ON PERFORMANCE AND PROSPECTS

Net Income and Stockholders' Equity

Net income for first quarter of 2002 reached R$222 million and the operating income of R$391 million.

Earnings per 1,000 shares reached R$1.60 in first quarter of 2002, favored by the share buy-back program. If one disregards such effect, the growth would reach 5.7%.

Stockholders' equity stood at R$6.3 billion in March 2002. First quarter of 2002's annualized return on average equity was 15.1%, while the annualized return on average assets was 1.6%. The book value per 1,000 shares was R$45.48 at the end of the period.

Capital Adequacy Ratio

The Basel capital adequacy ratio, in accordance with Central Bank guidelines, stood at 13.8% in March 2002.

Assets and Liabilities

Consolidated assets of R$59.0 billion, being R$24.9 billion of Unibanco's assets were lending, leasing and other credits, R$17.6 billion were marketable securities - issued primarily by the federal government - and R$3.8 billion were interbank investments.

At the end of March 2002, the consolidated allowance for lending, leasing and other credits losses, pursuant to National Monetary Council Resolution 2682, totaled R$1,496 million, representing 5.9% of total credit risk.

Unibanco's overall funding reached R$66.6 billion and includes R$20.9 billion of funds under management. Total local and foreign funding in the quarter amounted to R$45.8 billion on March 31, 2002.

Local funding rose to R$35.3 billion, mainly due to the growth in time deposits and funds obtained in the open market.

During the first quarter of 2002, in line with a market trend toward a greater allocation of portfolios to low risky assets. there was greater demand for time deposits, among the customers of both the Retail Bank and the Wholesale Bank.

Growth in the funds obtained in the open market took place due to an increase in arbitrage opportunities with low risk in the government bond market.

Foreign funding posted a drop of 2.7% over the quarter, totaling R$10.5 billion at the end of March 2002. The reduction in the import and export lines during the period was due to alternative lines of funding at more attractive costs.

Funds and portfolios under management amounted to R$20.9 billion at the end of March 2002.

Results

First quarter of 2002 financial intermediation revenues amounted to R$2.6 billion. In the first quarter of 2002, the stability of the exchange rate (devaluation of 0.14%) drove financial intermediation revenues back to their recurring levels. The results provided by securities also suffered the impact of a 13.7% portfolio growth in the quarter. The expenses on deposits and securities sold, and also on borrowings and onlendings were subject to the same exchange rate impact above mentioned, as well as an increase in the balances of time deposits.

Expenses with provisions for lending, leasing and other credits losses totaled R$417 million in first quarter of 2002.

The average spreads of the Retail Bank portfolio posted slight reductions, due to the economic environment and market conditions. In the Wholesale Bank, spreads remained unchanged.

Total Other Operating Income and Other Operating Expenses, at negative R$66 million in first quarter of 2002. These investments, which amounted to R$2.4 billion at the end of first quarter of 2002 was partially hedged during this period.

First quarter of 2002 operating income of R$391 million.

Amounts expressed in thousands of Reais

Fees from Services Rendered

Fees from services rendered in first quarter of 2002 totaled R$598 million.

First quarter of 2002 banking fees totaled R$290 million.

First quarter of 2002 revenues in the credit card business amounted to R$251 million.

Asset management fees reached R$57 million in first quarter of 2002.

Main Performance Ratios

The first quarter of 2002 efficiency ratio of 55.8%.

At the end of March 2002, the Unibanco group, including its subsidiaries, had 28,809 employees.

The first quarter of 2002 annualized net financial margin was 11.3%.